As Filed with the Securities and Exchange Commission on October 29, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

GRUBB & ELLIS COMPANY

(Exact name of Registrant as specified in its charter)

2215 Sanders Road, Suite 400, Northbrook, IL 60062,
Delaware	(847) 753-7500	94-1424307

(State or other juris-	(Address, including zip code, and telephone number,	(I.R.S. Employer
diction of incorporation	including area code, of Registrant’s principal executive	Identification Number)
or organization)	offices)

BRIAN D. PARKER
CHIEF FINANCIAL OFFICER
GRUBB & ELLIS COMPANY
2215 SANDERS ROAD, SUITE 400, NORTHBROOK, IL 60062
(847) 753-7500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

CLIFFORD A. BRANDEIS, ESQ.
ZUKERMAN GORE & BRANDEIS, LLP
875 THIRD AVENUE
NEW YORK, NEW YORK 10022
Phone: (212) 223-6700
Fax: (212) 223-6433

     Approximate date of commencement of proposed sale to the public: As soon as practicable after effective date of the registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price	Aggregate Offering	Amount of
Registered	Registered	Per Share	Price	Registration Fee
Common Stock, par value $.01 per share	7,471,257 (1)	$3.76 (1)	28,091,926.32	$3,559.25 (2)

(1)	Solely for purposes of computing the filing fee.

(2)	Calculated pursuant to Rule 457(c) and 457(o).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Grubb & Ellis company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION OCTOBER 29, 2004

Preliminary Prospectus

7,471,257 Shares

Common Stock

     This prospectus relates to offers and resales of up to 7,471,257 shares of our common stock, par value $0.01 per share, by the selling stockholders identified in this prospectus. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

     The selling stockholders may sell the shares of common stock from time-to-time at the market prices prevailing at the time of sale, or at privately negotiated prices. The selling stockholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

     We will not receive any proceeds from the sales of our shares of common stock by the selling stockholders.

     Investing in our common stock involves a high degree of risk. Please see “Risk Factors” beginning on page 3.

     Our common stock is currently quoted on the over-the-counter bulletin board quotation system under the symbol “GBEL-OB”. The last reported sale price of our common stock on the over-the-counter bulletin board on October 28, 2004 was $3.76 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     We have not authorized anyone to provide you with information different from that contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or other jurisdiction in which the offer or solicitation is not permitted.

     In this prospectus, “Grubb & Ellis,” “company,” “we,” “us” and “our” refer to Grubb & Ellis Company and our subsidiaries, unless the context specifically indicates otherwise. Our principal executive offices are located at 2215 Sanders Road, Suite 400, Northbrook, Illinois 60062, phone number (847) 753-7500.

PROSPECTUS SUMMARY

     This summary highlights some of the information provided elsewhere in this prospectus. This summary is not complete and may not provide all information you should consider before deciding whether or not to exercise the rights. You should read the entire prospectus carefully. Portions of this prospectus, such as the Risk Factors section starting on page 3, are not summarized below.

Securities offered	Up to an aggregate of 7,471,257 shares of common stock on behalf of the selling stockholders. We are not selling any shares of common stock and we will not receive any proceeds from the sales of the shares of our common stock by the selling stockholders.

Selling stockholders	The selling stockholders are the Warburg Pincus Investors Liquidating Trust (“WPLT”), as successor to Warburg Pincus Investors, L.P. (“Warburg Pincus”) – 5,861,902 shares, The Goldman Sachs Group – (“Goldman Sachs”) 1,496,700 shares and Archon Group, L.P. (“Archon”), an affiliate of Goldman Sachs 112,655 shares.

Shares of common stock outstanding	15,114,871 outstanding on October 28, 2004. The selling stockholders are offering for sale shares of our common stock that they have previously purchased from us. Therefore, the sale by the selling stockholders of their common stock will not increase the number of shares of our common stock that are outstanding. Unless expressly stated to the contrary, the share information in this prospectus excludes, as of October 28, 2004:

• an aggregate of 1,073,427 shares issuable upon the exercise of outstanding options granted pursuant to our 1990 Amended and Restated Stock Option Plan, our 1993 Stock Option Plan for Outside Directors, our 1998 Stock Option Plan and our 2000 Stock Option Plan.

Reason for the offering	Pursuant to a registration rights agreement entered into with Warburg Pincus, and others, in December 1996 and a registration rights agreement entered into with Archon in January 1997, we agreed to register certain securities owned by the selling stockholders and their permitted transferees and assigns. In September 2004, Warburg Pincus exercised their right to cause us to register all of their shares of common stock. Upon our receipt of Warburg Pincus’ written demand, in accordance with our registration rights agreement with Warburg Pincus and Archon, we were required to notify Archon, and others, of Warburg Pincus’ exercise of their registration right. Upon receipt of such notice from us, Archon, and its permitted assignee, Goldman Sachs, exercised their so-called “piggyback” right to be included in this prospectus.

Offering Price and Manner of Sale	The selling stockholders may sell their shares of common stock from time to time at then prevailing market prices or at privately negotiated prices. The selling stockholders may sell their shares of common stock to or through underwriters, brokers or dealers or directly to purchasers.

RISK FACTORS

     You should carefully consider the risks described below before deciding to purchase our shares.

     Because of the outstanding Series A Preferred Stock, the sale of the shares by the selling stockholders will not result in a change in control of the Company. Although all the shares being offered by the selling stockholders represent approximately 49.4% of our issued and outstanding common stock, it only represents approximately 28.4% of the voting power. This is because our principal stockholder and Chairman, and his affiliates, collectively own approximately 24.9% of the common stock and all of the issued and outstanding Series A Preferred Stock. The Series A Preferred Stock has voting power equal to 11,162,200 shares of common stock. Accordingly, our principal stockholder and Chairman, along with his affiliates, has 56.8% of the voting power of the company, and will retain that voting power regardless of the sale of the common stock by the selling stockholders pursuant to this prospectus. In addition, the holder of the Series A Preferred Stock also has the right (which right has not as of yet been exercised) to appoint, prior to September 19, 2005, a three-person committee whose approval is required for certain sale, merger, recapitalization, reorganization, acquisition and liquidation events, and which committee also has veto rights over certain other corporate actions. Finally, purchasers of the shares being offered by the selling stockholders will not be entitled to any board seats.

     Because of the outstanding Series A Preferred Stock, the acquisition of the common stock from the selling stockholders, will not result in the acquisition of a proportionate economic value of the company in the event of a sale of the company or a liquidation or dissolution of the company. Upon the liquidation or the dissolution of the company, or upon certain sale transactions that constitute a change in control or the company, the holder of the Series A Preferred Stock is entitled to be paid with respect to the Preferred Stock prior to any payments being made to holders of common stock. Moreover, the payment to the Series A Preferred stockholder is equal to the greater of (i) two (2) times the face value of the Series A Preferred Stock, which is $11,725,000, plus accrued dividends thereon at the rate of twelve percent (12%) per annum (which as of October 28, 2004 was approximately $3.3 million), or (ii) forty percent (40%) of the consideration to be paid to all equity holders of the company on an “adjusted outstanding basis” (as that term is defined in the underlying documents). As a consequence, the holder of the Series A Preferred Stock receives a disproportionate amount of any proceeds to be distributed to stockholders upon the sale, liquidation, or certain sales transactions which constitutes a change in control of the company. In addition, the holder of the Series A Preferred Stock receives all its proceeds before any proceeds are distributed to holders of common stock. As a result, in the event there are insufficient proceeds to entirely repay the amount due to the holder of the Series A Preferred Stock upon a liquidation, dissolution or certain sale transactions that constitute a change in control, the holders of common stock will not receive anything.

     The company’s shares are currently quoted on the over-the-counter bulletin board and are relatively illiquid in light of the number of shares being offered for sale by the selling stockholders. The company’s shares of common stock are currently quoted on the over-the-counter bulletin board. Over the last twelve (12) months the average daily trading volume of our shares has been 9,850 shares. The selling stockholders are offering to sell shares that represent an aggregate of approximately 49.4% of the company’s issued and outstanding common stock. Based on historical trading volumes, acquisition of a substantial portion of the shares being offered by the selling stockholders cannot be expected to be resold into the marketplace in large quantities or in a short period of time.

     The sale of the shares pursuant to this prospectus may have a negative impact on price of our common stock. Because the selling stockholders are offering to sell shares representing an aggregate of approximately 49.4% of the company’s issued and outstanding common stock, any resale of these shares into the marketplace may very well result in a reduction in the market price of the company’s common stock. This reduction, depending on the amount and timing of any such resales, could be significant.

     No payment of dividends to holders of common stock can be expected to be made for the foreseeable future. For various reasons, the company does not expect to pay dividends on its common stock for the foreseeable future. These factors include the company’s desire to retain earnings for its operations, the right of the Series A Preferred Stock to be paid all of its accrued dividends (which as of October 28, 2004 was approximately $3.3M) before any payment of dividends can be made to common stockholders and certain covenants contained in the company’s senior credit facility with Deutsche Bank. Accordingly, purchasers of the shares of common stock being offered by the selling stockholders should not expect to receive dividend payments on such shares of common stock for the foreseeable future.

     The company also has Blank check preferred stock. In addition to the Series A Preferred Stock, the company also has so-called “blank check” preferred stock, which may affect the voting rights of holders and could deter or delay an attempt to obtain control of the company. The company’s board of directors has authorized, without any further stockholder approval, the issuance of one or more additional series of preferred stock and to fix and state the voting rights, powers, designations, preferences and relative participation or other special rights of each such series and any qualifications, limitations and restrictions thereof. Preferred stock typically ranks prior to the common stock with respect to dividend rights, liquidation preferences, or both, and may have full, limited, or expanded voting rights. Accordingly, additional issuances of preferred stock could further adversely effect the voting power and other rights of the holders of common stock and it could also further have an effect of deterring or delaying any attempt to obtain control of the company.

     There are other registration rights still outstanding. Pursuant to the registration rights agreements, additional stockholders, other than the selling stockholders, also have registration rights pursuant to such agreements, and such stockholders could, in the future, cause the company to file additional registration statements with respect to their shares of common stock. The impact on the company of possibly having to file additional registration statements in the future, while unknown, could have a further negative impact on our share price.

     We have outstanding senior indebtedness. We currently have $25.0 million of outstanding debt in the form of a senior credit facility. In addition, we also have the ability under that facility to incur up to an additional $15.0 million of indebtedness. Any material downturn in our revenue or increase in our costs and expenses could impair our ability to meet our debt obligations.

     We are subject to general real estate market conditions that are not within our control. Our business is highly dependent on the commercial real estate markets, which in turn are impacted by such factors as the general economy, interest rates and demand for real estate in local markets. Changes in one or more of these factors could either favorably or unfavorably impact the volume of transactions and prices or lease terms for real estate. Consequently, our revenue from transactional and advisory services and property management fees, as well as operating results, cash flow and financial condition could be materially and adversely impacted by changes in these factors.

     Although our revenues are seasonal during the course of our fiscal year, many of our expenses are constant throughout the year. Historically, the majority of our revenue has been, and for the foreseeable future will be, derived from the transactional services that we provide. Such services are typically subject to seasonal fluctuations. We typically experience our lowest quarterly revenue in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. However, our non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis.

     As a service oriented company, our ability to attract and retain qualified personnel is critical. The growth of the company’s business will always depend upon our ability to attract and retain qualified personnel in all of our areas. In the event that we are unable to attract or retain qualified personnel, we may be required to limit our growth and our business operating units could suffer as a result.

     We are in a highly competitive business. We compete in a variety of service businesses within the commercial real estate industry, each of which is highly competitive on an international, regional and local level. We face competition not only from other real estate service providers, but also from accounting and appraisal firms and self-managed real estate investment trusts. Although many of our competitors are local or regional firms that are substantially smaller than we are as a whole, some of these firms are substantially larger than we are in the local or regional area in which we actually compete with these firms. In general, there can be no assurance that we will be able to continue to compete effectively, to maintain current fee levels or margins or maintain or increase our market share.

     Environmental regulation and issues, certain of which we may have no control, may adversely impact our business. Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which have impacted the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Failure by us to disclose environmental issues in connection with a real estate transaction may subject us to liability to a buyer or lessee of property. Applicable laws and contractual obligations to property owners could also subject us to environmental liabilities through the provision of management services. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable as an operator for such costs in our role as an on-site property manager. Liability can be imposed even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, we may also be held responsible for the entire payment of the liability if we are subject to joint and several liability and the other responsible parties are unable to pay. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which could adversely affect our transactional and management services.

FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements, which, we believe, are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our statements of plans, intentions, objectives and future economic or operating performance contained in this prospectus are forward-looking statements. Forward-looking statements include but are not limited to statements containing terms such as “believes,” “does not believe,” “no reason to believe,” “expects,” “plans,” “intends,” “estimates,” “will,” “would,” “anticipated” or “anticipates.”

     Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from results anticipated in the forward-looking statements. Many of the risks and factors that will determine these results are beyond the company’s ability to control or predict. These statements are necessarily based upon various assumptions involving judgment with respect to the future. We make cautionary statements in certain sections of this prospectus, including in the Risk Factors beginning on page 3. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus and in the materials referred to in this prospectus. No forward-looking statement is a guarantee or promise of future performance. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders under this prospectus, but we have agreed to bear all expenses (other than direct expenses incurred by the selling stockholders, such as selling commissions, brokerage fees and expenses and transfer taxes) associated with registering such shares under federal and state securities laws.

DETERMINATION OF OFFERING PRICE

     The selling stockholders may sell their shares of common stock from time-to-time at the prevailing market prices at the time of the sale or at privately negotiated prices. – See “Plan of Distribution.

DILUTION

     Because the selling stockholders are offering for sale shares of common stock they previously acquired and therefore are already outstanding, the sale by the selling stockholders of their shares of common stock pursuant to this prospectus will not result in any dilution to the stockholders of the company.

SELLING STOCKHOLDERS

     Pursuant to a registration rights agreement, dated as of December 11, 1996 and a registration rights agreement dated as of January 24, 1997, each of which agreements were entered into in connection with financing arrangements that we also entered into at that time, we agreed that, upon the request of certain stockholders, we would register the common stock (and common stock received upon the exercise of warrants) owned by those stockholders. In connection with registering the common stock, we also agreed to indemnify the selling stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933, as amended, which we refer in this prospectus as the Securities Act. Under the registration rights agreements, we also agreed to pay the costs and fees of registering the shares of common stock (including the reimbursement of fees paid by the selling stockholders to one counsel); however, the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

     The following table identifies the selling stockholders, the number and percentage of shares of common stock beneficially owned by the selling stockholders as of October 28, 2004, the number of shares of common stock that the selling stockholders may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholders after this offering, assuming they sell all of the shares that may be sold by them in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering (2)
	Number of		Number	Number of
	Shares	Percent	of Shares	Shares	Percent
	Beneficially	of	Being	Beneficially	of
Selling Stockholder	Owned	Class(1)	Offered	Owned	Class
Warburg Pincus Investors Liquidating Trust, as successor to Warburg Pincus Investors, L.P.	5,861,902	38.9%	5,861,902	0	0%
The Goldman Sachs Group, Inc.	1,496,700	9.9%	1,496,700	0	0%
Archon Group, L.P.	112,655	.75%	112,655	0	0%

(1)	Approximate

(2)	Assumes the sale of all shares being offered.

DIVIDEND POLICY

     We do not intend to pay any cash dividends with respect to our common stock for the foreseeable future for a number of reasons. First, we intend to retain any future earnings for use in our business. Second, the express terms of Series A Preferred Stock require that we pay all dividends with respect to the Series A Preferred Stock before any dividends can be paid with respect to our common stock. As of October 28, 2004 there was an aggregate of approximately $3.3 million of accrued dividends with respect to our Series A Preferred Stock. Third, the company’s senior credit facility with Deutsche Bank imposes additional limitations on our ability to pay dividends.

BUSINESS

General

     The company is a Delaware corporation organized in 1980, and is the successor by merger to a real estate brokerage company first established in California in 1958. The company and its wholly owned subsidiaries is an integrated real estate services firm with a total of 4,100 employees as of September 30, 2004. The company employs more than 750 transaction professionals in 41 owned offices, and has access to over 400 additional transaction professionals in 53 affiliate offices. Including its alliance with Knight Frank, one of Europe’s leading real estate consulting firms, it has the collective resources of over 9,000 individuals in more than 200 offices in 30 countries around the world. The company is one of the nation’s largest publicly traded commercial real estate firms, based on total revenue.

     The company, through its offices, affiliates and alliance with Knight Frank, provides a full range of real estate services, including transaction, management and consulting services, to users and investors worldwide. The company strategizes, arranges and advises on the sale, acquisition or lease of such business properties as office, industrial and retail buildings, as well as the acquisition and disposition of commercial land.

     Major multiple-market clients have a single point of contact through our global accounts program for coordination of all services. Delivered in a seamless manner across a global platform, our comprehensive services include feasibility studies, site selection, exit strategies, market forecasts, strategic planning and research.

     Property and facilities management services are provided by Grubb & Ellis Management Services, Inc. (“GEMS”), a wholly owned subsidiary of the company. Leveraging the management portfolio and the trend for outsourcing, additional revenues are earned by providing business services and construction management. Operating on a national scale, GEMS had approximately 161 million square feet of property under management as of September 30, 2004.

Current Business Platform and Organization

     Historically, our transaction services operations have generated approximately 60% of our revenue, with leasing transactions providing approximately 75% and dispositions and acquisitions accounting for the remaining 25% of that revenue. The leasing activity represents a blend of tenant representation, landlord representation and dual-representation. Our transaction professionals are supported by our in-depth market research, which is regarded by real estate professionals and other industry constituents as one of the leading sources for market data in the real estate industry.

     The management services group has traditionally generated approximately 40% of our revenue, with reimbursed salaries, wages and benefits generating approximately 75% of the group’s revenue. Management service fees are generated from third-party property management, facilities management, business services and other related activities and comprise the remaining 25% of revenue from this group. The Grubb & Ellis Management Services business unit provides its customers with client accounting, engineering services, independent property management and corporate facilities management.

     The company is currently organized in the following business segments. Additional information on these business segments can be found in Note 17 of Notes to Consolidated Financial Statements which forms a part of this prospectus.

Transaction Services

     Historically, transaction services have represented a large portion of the company’s operations, and in fiscal year 2004 represented 57% of the company’s total revenue. A significant portion of the transaction services provided by the company are transaction related services, in which we represent the interests of tenants, owners, buyers or sellers in leasing, acquisition and disposition transactions. These transactions involve various types of commercial real estate, including office, industrial, retail, hospitality, multi-family and land.

     We also deliver, to a lesser extent, certain consulting related services primarily our transaction services clients, including site selection, feasibility studies, exit strategies, market forecasts, appraisals, strategic planning and research services.

Management Services

     GEMS provides comprehensive property management and related services for properties owned primarily by institutional investors, along with facilities management services for corporate users. In regard to certain management and facility service contracts, the owner of a property will also reimburse us for certain expenses, primarily employee salaries and related benefit costs, that are incurred on behalf of the owner. Other related services include construction management, business services and engineering services. In fiscal year 2004, these management services represented the remaining 43% of our total revenue.

New Credit Facility

     Effective June 11, 2004, we entered into a $40 million senior secured credit agreement with Deutsche Bank, which has a three-year term with a one-year extension option and is comprised of a $25 million term loan facility and a $15 million revolving credit facility. Repayment of the credit agreement is collateralized by substantially all of our assets. The new credit arrangement replaced our $27.3 million senior credit facility and $4 million subordinated loan held by affiliated entities of the company’s controlling stockholder and Chairman.

     The company used proceeds from the $25 million term loan portion of the new credit facility, along with cash reserves of approximately $7.6 million, to pay off all of its outstanding credit obligations and closing costs.

     The interest rate for revolving or long-term advances under the credit facility will be, at the election of the company, either (i) Deutsche Bank’s prime lending rate plus 2.50%, or (ii) the London interbank offered rate of major banks for deposits in U.S. dollars (LIBOR), plus 3.50%. We will not be subject to principal amortization under the term loan for the first two years. The credit agreement also contains customary covenants related to limitations on indebtedness, acquisition, investments and dividends, and maintenance of certain financial ratios and minimum cash flow levels.

Strategic Initiatives

     Over the past year, we have dedicated our resources to those core businesses that offer the highest return potential and value to its clients. This focus has led to increased recruiting and retention of professionals, an increase in the size and volume of transactions and strengthened client relationships.

     We are currently focused on building our presence in key markets such as Chicago, San Francisco, New York, Atlanta and Washington, D.C. Management is committed to embracing programs that will lead to increased productivity and retention of its professionals. These programs include continuing education and training for its most successful and tenured professionals and knowledge sharing. We recently launched a Specialty Council system, which is designed to encourage professionals in a particular specialty to gain information and share knowledge with their peers on a local, regional and national level. Since the creation of the Specialty Councils in the first quarter of 2004, the company has witnessed increased collaboration among its professionals and more efficient prospecting of new clients.

     Also in early 2004, we created Global Client Services to provide a single point of contact and strategic account management for clients with multi-market and multi-product needs. Global Client Services is comprised of Grubb & Ellis Management Services, Inc., the Institutional Investment Group, the Corporate Services Group, the Grubb & Ellis Affiliate Program and our strategic alliances, including Knight Frank in Europe, Africa and Asia Pacific and Avison Young in Canada. Shortly after forming Global Client Services, we repositioned the Institutional Investment Group and added staff to focus on the needs of a targeted group of strategic investment clients. The initiative is expected to result in more property management and leasing assignments, which ultimately should translate into increased disposition opportunities at the end of the “hold cycle” on these assets.

Industry and Competition

     The commercial real estate industry is large and fragmented. The estimated $4.5 trillion of commercial real estate in the United States produces annual sales transactions valued at $150 billion and annual lease transactions valued at $180 billion. The gross market for annual brokerage commissions is estimated at approximately $13 billion. On a national basis, the commercial brokerage industry is highly fragmented with the half-dozen leading firms generating approximately 10% of the revenue.

     Leasing commissions in most of the markets where we compete improved over the past 12 months, fueled by an increase in business capital spending and hiring compared with the prior three years. Investment market conditions remained very strong as low interest rates, improved leasing conditions and the questionable outlook for stocks and bonds attracted buyer interest. These factors contributed to an industry-wide increase in commission revenue. Leasing commission rates have held firm recently, although sales commission rates remain under pressure, especially for larger institutional-grade properties.

     We compete in a variety of service disciplines within the commercial real estate industry. Each of these business areas is highly competitive on a national as well as local level. We face competition not only from other national real estate service providers, but also from boutique real estate advisory firms, appraisal firms and self-managed real estate investment trusts. Although many of our competitors are local or regional firms that are substantially smaller than us, some of our competitors are substantially larger than the company on a local, regional or national basis. In general, there can be no assurance that we will be able to continue to compete effectively, to maintain current fee levels or margins, or maintain or increase its market share. Due to our relative strength and longevity in the markets in which we presently operate, and our ability to offer clients a range of real estate services on a local, regional, national and international basis, we believe that we can operate successfully in the future in this highly competitive industry, although there can be no assurances in this regard.

Environmental Regulation

     Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that impact the management, development, use, and/or sale of real estate. The company’s financial results and competitive position for the fiscal year 2004 have not been materially impacted by its compliance with environmental laws or regulations. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the company and the industry in general. Failure of the company to disclose environmental issues in connection with a real estate transaction may subject the company to liability to a buyer or lessee of property. Applicable laws and contractual obligations to property owners could also subject us to environmental liabilities through the provision of management services. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The company may be held liable as an operator for such costs in its role as an on-site property manager. Liability can be imposed even if the original actions were legal and we had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. Further, the company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not always be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the company’s transaction and management services. See Note 13 of Notes to Consolidated Financial Statements that form a part of this prospectus.

Seasonality

     Since the majority of our revenues are derived from transaction services, which are seasonal in nature, our revenue stream and the related commission expense are also subject to seasonal fluctuations. However, our non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. We have typically experienced our lowest quarterly revenue in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. Revenue in any given quarter during the years ended June 30, 2004, 2003 and 2002, as a percentage of total annual revenue, ranged from a high of 30.1% to a low of 20.8%.

Service Marks

     The company has registered trade names and service marks for the “Grubb & Ellis” name and logo and certain other trade names. We consider the right to use the “Grubb & Ellis” brand name important, and we actively defend and enforce our trade names and service marks.

Real Estate Markets

Our business is highly dependent on the commercial real estate markets, which in turn are impacted by numerous factors, including but not limited to the general economy, interest rates and demand for real estate in local markets. Changes in one or more of these factors could either favorably or unfavorably impact the volume of transactions and prices or lease terms for real estate. Consequently, our revenue from transaction services and property management fees, operating results, cash flow and financial condition are impacted by these factors, among others.

PROPERTIES

     We lease all of our office space through non-cancelable operating leases. The terms of the leases vary depending on the size and location of the office. As of September 30, 2004, the company leased approximately 664,000 square feet of office space in 68 locations under leases which expire at various dates through February 28, 2014. For those leases that are not renewable, the company believes that there are adequate alternatives available at acceptable rental rates to meet its needs, although there can be no assurances in this regard. See Note 13 of Notes to Consolidated Financial Statements which form a part of this prospectus.

LEGAL PROCEEDINGS

     Information with respect to legal proceedings can be found in Note 13 of Notes to Consolidated Financial Statements which form a part of this prospectus.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market and Price Information

     As of October 17, 2002, the principal market for the company’s common stock is the over-the-counter market (“OTC”). Prior to that time, the principal market was the New York Stock Exchange (“NYSE”). The following table sets forth the high and low sales prices of the company’s common stock on the OTC for each quarter of the fiscal year ended June 30, 2004, the first fiscal quarter of 2005, the second fiscal quarter for 2005 (through October 28 2004) and for the final three quarters of the fiscal year ended June 30, 2003 and on the NYSE for the first quarter of the fiscal year ended June 30, 2003.

	2005		2004		2003
	High	Low	High	Low	High	Low
First Quarter	$4.26	$1.85	$1.50	$1.01	$2.75	$1.20
Second Quarter (1)	$4.00	$3.60	$1.20	$0.80	$2.50	$1.01
Third Quarter			$1.20	$0.87	$1.75	$0.80
Fourth Quarter			$2.00	$0.90	$2.05	$1.17

(1)	Through October 28, 2004

     As of October 28, 2004, there were 1,133 registered holders of the company’s common stock and 15,114,871 shares of common stock outstanding, of which 11,252,779 were held by persons who may be considered “affiliates” of the company, as defined in Federal securities regulations. Sales of substantial amounts of common stock, including shares issued upon the exercise of warrants or options, or the perception that such sales might occur, could adversely affect prevailing market prices for the common stock.

     No cash dividends were declared on the company’s common stock during the fiscal years ended June 30, 2004 or 2003.

Sales of Unregistered Securities

     The company did not effect the sale of any unregistered securities during the 2004 fiscal year. Information with respect to the sale of unregistered securities in prior fiscal years can be found in Note 8 of Notes to Consolidated Financial Statements which form a part of this prospectus.

Equity Compensation Plan Information

     The following table provides information on equity compensation plans of the company as of October 28, 2004.

			Number of
			securities
			remaining available
			for future issuance
			under equity
	Number of securities to		compensation plans
	be issued	Weighted average	(excluding
	upon exercise of	exercise price of	securities
	outstanding options,	outstanding options,	reflected in column
	warrants and rights	warrants and rights	(a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	466,033	$5.43	2,643,941
Equity compensation plans not approved by security holders	607,394	$9.56	1,129,219
Total	1,073,427	$7.77	3,773,160

CAPITALIZATION

The following sets forth our capitalization as of June 30, 2004.

Long Term debt	$25,000,000
Stockholders’ equity:
Preferred stock: 1,000,000 shares authorized; 11,725 Series A shares issued and outstanding at $1,000 stated value at June 30, 2004	11,725,000
Common stock, $.01 par value: 50,000,000 shares authorized; 15,097,371 shares issued and outstanding at June 30, 2004	151,000
Additional paid-in capital	71,410,000
Retained deficit	(68,663,000)

Total stockholders’ equity	14,623,000

Total capitalization	39,623,000

Selected Financial Data

Five-Year Comparison of Selected Financial and Other Data for the company:

	for the years ended June 30,
	2004	2003	2002	2001	2000
		(in thousands, except share data)
Total services revenue	$440,554	$425,946	$431,446	$516,610	$508,540
Net income (loss) to common stockholders	12,576	(17,902)	(15,477)	1,369	16,290
Benefit (provision) for income taxes	2,821	(2,432)	1,187	(5,102)	(9,598)
(Increase) decrease in deferred tax asset valuation allowance	7,853	(7,707)	(5,214)	—	—
Income (loss) from continuing operations (1)	14,194	(16,772)	(15,477)	4,502	16,290
Income (loss) from continuing operations per common share (1)
- Basic	0.83	(1.19)	(1.09)	0.26	0.82
- Diluted	0.83	(1.19)	(1.09)	0.25	0.77
Weighted average common shares
- Basic	15,097,371	15,101,625	14,147,618	17,051,546	19,779,220
- Diluted	15,101,183	15,101,625	14,147,618	17,975,351	21,037,311

(1) Income and per share data reported on the above table reflect special charges in the amount of $3.2 million, $9.5 million, $1.75 million, $6.2 million and $2.65 million for the fiscal years ended June 30, 2004, 2003, 2002, 2001 and 2000, respectively. Net income for the fiscal year ended June 30, 2001 includes a loss of $676,000 on the extinguishment of debt and a charge of $3.1 million reflecting the cumulative effect of a change in an accounting principle. For information regarding comparability of this data as it may relate to future periods, see discussion on page [ ],

Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes 5, 6, and 15 of the Notes to Consolidated Financial Statements on page [ F- ] of this prospectus.

	as of June 30,
	2004	2003	2002	2001	2000
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total assets	$73,715	$75,102	$90,377	$92,426	$115,942
Working capital	8,622	(2,723)	4,251	1,216	11,883
Long-term debt	25,000	—	36,660	29,000	—
Long-term debt — affiliate	—	31,300	—	—	—
Other long-term liabilities	7,551	10,323	10,396	9,734	10,422
Stockholders’ equity	14,623	255	5,866	16,316	61,620
Book value per common share	0.97	0.02	0.39	1.22	3.11
Common shares outstanding	15,097,371	15,097,371	15,028,839	13,358,615	19,810,894

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

     The company reported net income of $14.2 million for the year ended June 30, 2004, reflecting a significant improvement over fiscal 2003 results. Modest improvements in transaction and management services revenue were realized along with substantial reductions in salaries, wages and benefits expense, and selling, general and administrative expense resulting from the company’s cost control initiatives. Lower severance, office closure and other special charges were also incurred in fiscal 2004 compared to 2003.

Fiscal Year 2004 Compared to Fiscal Year 2003

Revenue

     The company earns revenue from the delivery of transaction and management services to the commercial real estate industry. Transaction fees include commissions from leasing, acquisition and disposition, and agency leasing assignments as well as fees from appraisal and consulting services. Management fees, which include reimbursed salaries, wages and benefits, comprise the remainder of the company’s services revenues, and include fees related to both property and facilities management outsourcing and business services.

     Total services revenue of $440.6 million was recognized for fiscal year 2004 as compared to revenue of $425.9 million for fiscal year 2003. Transaction fees increased by $8.4 million in the current fiscal year over the same period in 2003 due to the improving revenues in certain markets, primarily the investment sales market in Southern California and higher leasing activity in the Northeast United States. This increase was partially offset by the change in ownership structure of the company’s transaction services operations in Phoenix, Arizona to an affiliated entity. The company now earns revenue comprised solely of the fees received under the affiliate agreement, as opposed to including the full operations of the office in its financial statements in periods prior to the change in ownership structure in April 2003. The company also realized a similar decrease in transaction commissions expense due to these factors, and, to a lesser extent, decreases in salaries, wages and benefits expense and selling, general and administrative expense due to the Phoenix ownership change. Management services fees increased by $6.2 million or 3.3% during that same period due to increased fees, as well as reimbursed revenues related to salaries, wages and benefits, as described below.

Costs of Services

     Transaction commissions expense has historically been the company’s largest expense and is a direct function of gross transaction services revenue levels, which include transaction services commissions and other fees. Professionals receive transaction commissions at rates that increase upon achievement of certain levels of production. As a percentage of gross transaction revenue, related commission expense remained relatively flat at 60.3% for each of fiscal years 2004 and 2003.

     Reimbursable expenses, related to salaries, wages and benefits, increased by $3.5 million, or 2.6%, in the current fiscal year over the same period in 2003, primarily due to the staffing requirements of new facility management assignments.

     Salaries and other direct costs increased by $4.3 million, or 13.4%, in the current fiscal year over the same period in 2003 primarily due to the staffing requirements and other direct costs of increased business services contracts.

Costs and Expenses

     Salaries, wages and benefits decreased by $8.6 million, or 15.6%, during fiscal year 2004 as compared to 2003 primarily from cost savings related to a reduction in workforce in March 2003. The company also realized decreases related to lower health and workers compensation insurance claims during the fiscal year ended June 30, 2004. These decreases were partly offset by slightly higher bonus and incentive salary expense in the fiscal year ended June 30, 2004. Selling, general and administrative expenses decreased by $7.5 million, or 14.2%, for the same period, as the company decreased its discretionary spending beginning in the fourth quarter of fiscal year 2003. Reduced lease space needs resulting from a number of office closures also contributed to this decrease in expenses.

     Depreciation and amortization expense for fiscal year 2004 decreased by 13.7% to $6.7 million from $7.8 million in the comparable fiscal year 2003 as the company continued to monitor its investments in equipment, software and leasehold improvements. In addition the company holds multi-year service contracts with certain key professionals, the costs of which are amortized over the lives of the respective contracts, which are generally two to three years. Amortization expense relating to these contracts of $1.3 million was recognized in fiscal year 2004, compared to $1.6 million in the prior year.

     During fiscal year 2004, the company recorded special charges totaling $3.2 million, consisting primarily of $2.4 million related to the disposition of the Wadley-Donovan Group, and office closure costs of $855,000. The special charges related primarily to the write-off of unamortized goodwill recorded when the Wadley-Donovan Group was acquired in February 2002. See Note 15 of Notes to Condensed Consolidated Financial Statements for additional information.

     Interest income decreased during fiscal year 2004 as compared to fiscal year 2003 as a result of lower investment yield rates.

     Interest expense incurred during fiscal year 2004 and 2003 was due primarily to the company’s term loan borrowings under the credit facility which was purchased from a bank group in June 2003 by an affiliated entity of the company’s controlling stockholder and Chairman. The company refinanced this facility with an unaffiliated financial institution in June 2004. Interest expense was also incurred due to the note payable-affiliate funded in March 2002 and subsequently converted to preferred stock in September 2002, and a second note payable-affiliate funded in May 2003 and subsequently repaid in June 2004. See Note 8 of Notes to Consolidated Statements in Item 8 of this Report for additional information.

Income Taxes

     As of June 30, 2004, the company had gross deferred tax assets of $15.9 million, with $10.1 million of the deferred tax assets relating to net operating loss carryforwards which will be available to offset future taxable income through 2023. Management believes that the company will generate sufficient future taxable income to realize a portion of these net deferred tax assets in the foreseeable short term future; therefore, the company has recorded a valuation allowance for $9.6 million against the deferred tax assets as of June 30, 2004 and will continue to do so until such time as management believes that the company will realize such tax benefits. Although uncertainties exist as to these future events, the company will continue to review its operations periodically to assess whether and when the remaining deferred tax assets may be realized and adjust the valuation allowance accordingly. The net income tax provision recorded in 2004 reflects a benefit for the decrease in the valuation allowance of $7.9 million, compared to a charge of $7.7 million for an increase in the allowance in 2002. See Note 10 of Notes to Consolidated Financial Statements in Item 8 of this Report for additional information.

Net Income (Loss)

     The net income to common stockholders for fiscal year 2004 was $12.6 million, or $0.83 per common share on a diluted basis, as compared to a net loss of $17.9 million, or $(1.19) per common share for fiscal year 2003. Dividends accrued on the Series A Preferred Stock issued by the company were $1.6 million in fiscal year 2004 and $1.1 million in fiscal year 2003. See Note 8 of Notes to Consolidated Financial Statements for additional information.

Stockholders’ Equity

     During fiscal year 2004, stockholders’ equity increased by $14.4 million, to $14.6 million from $255,000 at June 30, 2003, as a result of net income generated during the fiscal year. The book value per common share issued and outstanding increased to $0.97 at June 30, 2004 from $0.02 at June 30, 2003.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue

     Total revenue of $425.9 million was recognized for fiscal 2003 as compared to revenue of $431.4 million for fiscal year 2002. Transaction services fees decreased by $21.2 million for the fiscal year 2003 over the same period in 2002 due to the weak general economy and its impact on the real estate industry, along with an increased turnover in the company’s transaction professional workforce. Management services fees increased $15.7 million, or 9.2%, during that same period due to increased facility management assignments partially offset by decreased property management fees. Reimbursed revenues, as well as reimbursable expenses, related to salaries, wages and benefits increased by $16.9 million, or 14.4%, during the same period primarily due to the staffing requirements of increased assignments.

Costs of Services

     As a percentage of gross transaction revenue, related commission expense increased slightly to 60.3% for fiscal year 2003 as compared to 59.9% for fiscal year 2002.

     Reimbursable expenses, related to salaries, wages and benefits, increased by $16.9 million, or 14.4% during fiscal year 2003 as compared to 2002 due to the staffing requirements of new assignments.

     Salaries and other direct costs increased slightly by $557,000, or 1.8% during fiscal year 2003 as compared 2002.

Costs and Expenses

     Salaries, wages and benefits decreased by $16.2 million or 22.3%, during fiscal year 2003 as compared to 2002. The decrease resulted primarily from a reduction in workforce in March 2002 and March 2003, along with the reduction of bonus payments and the elimination of the company match to the 401(k) Plan for qualified employees for calendar year 2002. Selling, general and administrative expenses decreased by $2.6 million, or 4.7%, for the same period, as the company tightened its discretionary spending in the fourth quarter of fiscal year 2003.

     Depreciation and amortization expense for fiscal year 2003 decreased to $7.8 million from $10.5 million in fiscal year 2002. The company holds multi-year service contracts with certain key professionals, the costs of which are amortized over the lives of the respective contracts, which are generally two to three years. Amortization expense relating to these contracts of $1.6 million was recognized in fiscal year 2003, compared to $2.1 million in the prior year due to a reduction in the number of new service contracts executed in the current year.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The company applied the new rules on accounting for goodwill and other intangible assets beginning in the quarter ended September 30, 2002 and completed the transitional impairment test of goodwill as of July 1, 2002 and the annual impairment test as of June 30, 2003. The company determined that no goodwill impairment would impact the earnings and financial position of the company as of those dates. Application of the non-amortization provisions of the Statement resulted in a decrease in depreciation and amortization expense and a corresponding increase in net operating income of approximately $1.6 million for fiscal year 2003 as compared to the same period in 2002, or $0.11 per share.

     During fiscal year 2003, the company recorded special charges totaling $9.5 million, consisting primarily of severance costs of $6.3 million related to the resignations of the company’s former Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the company’s General Counsel and other salaried personnel, and office closure costs of $3.2 million.

     During fiscal year 2002, the company concluded long standing litigation proceedings on a case for which it had previously recorded loss reserves. In addition, during this period, loss reserves were recorded as a result of the liquidation proceedings surrounding one of the company’s insurance carriers (“Reliance” liquidation). The positive outcome of the litigation case, partially offset by the additional exposure on the Reliance liquidation, resulted in $2.2 million of income from claim related reserves. The company also incurred other special charges in fiscal year 2002 totaling $3.9 million, consisting of $1.0 million of severance costs related to a reduction of salaried overhead, $2.1 million related to office closure costs, $300,000 related to costs incurred for the retirement of the Warburg Pincus $5,000,000 Subordinated Note and for the evaluation of an unsolicited purchase offer from a third party, and $500,000 related to a write-down of the carrying basis of an investment in a commercial real estate services internet venture. The company’s decision to write-down its interest in the venture was due to a dilution in the company’s ownership position in that venture, as well as uncertainty in the venture’s ability to achieve its business plan. As a result of these events, the company recognized net special charges of $1,749,000 for fiscal year 2002.

     Interest income decreased during fiscal year 2003 as compared to fiscal year 2002 as a result of lower available invested cash and declining interest rates.

     Interest expense incurred during fiscal year 2003 and 2002 was due primarily to the company’s term loan borrowings under the credit facility. Interest expense was also incurred due to the note payable-affiliate that was funded in March 2002 and subsequently converted to preferred stock in September 2002, and a second note payable-affiliate that was funded in May 2003.

Income Taxes

     As of June 30, 2003, the company had gross deferred tax assets of $20.3 million, with $11.8 million of the deferred tax assets relating to net operating loss carry forwards. The company recorded a valuation allowance for $17.4 million against the deferred tax assets as of June 30, 2003. The net income tax provision recorded in 2003 reflects a charge for the increase in the valuation allowance of $7.7 million, compared to a similar charge of $5.2 million in 2002.

Net Income (Loss)

     The net loss to common stockholders for fiscal year 2003 was $17.9 million, or $(1.19) per common share on a diluted basis, as compared to $15.5 million, or $(1.09) per common share for fiscal year 2002.

Stockholders’ Equity

     During fiscal year 2003, stockholders’ equity decreased $5.6 million to $255,000 from $5.9 million at June 30, 2002. The net loss of $16.8 million for fiscal year 2003 was partially offset by the conversion of the note payable-affiliate to preferred stock of $10.9 million, net of issuance costs. The book value per common share issued and outstanding decreased to $0.02 at June 30, 2003 from $0.39 at June 30, 2002.

Liquidity and Capital Resources

     During fiscal year 2004, cash and cash equivalents increased by $1.0 million. Cash generated by operating activities totaled $14.5 million, and was offset by cash used in investing activities of $1.1 million and financing activities of $12.4 million. Cash used in investing activities related primarily to $1.2 million of purchases of equipment, software and leasehold improvements. Net financing activities related primarily to the repayments of credit facility debt of $32.3 million, $4.0 million loan from an affiliate, and $1.1 million of financing fees. The majority of the funds needed for this refinancing were provided by the funding of a new $25.0 million credit facility debt from an unaffiliated financial institution.

     The company has historically experienced the highest use of operating cash in the quarter ending March 31, primarily related to the payment of incentive and deferred commission payable balances, which typically peak during the quarter ending December 31. Deferred commissions balances of approximately $10.1 million, related to revenues earned in calendar year 2003, were paid in January 2004, and production and incentive bonuses of approximately $4.8 million were paid in March 2004.

     See Note 17 of Notes to Consolidated Financial Statements that form a part of this prospectus.

     In the event of adverse economic conditions or other unfavorable events, and to the extent that the company’s cash requirements are not met by operating cash flow or additional debt or equity proceeds, the company may find it necessary to reduce expenditure levels or undertake other actions as may be appropriate under the circumstances. The company has no current principal payment obligations due under the $25.0 million term portion of its Credit Facility as of June 30, 2004. The company also has a revolving line of credit of $15 million which is fully available as of June 30, 2004.

     Interest on outstanding borrowings under the credit facility is based upon Deutsche Bank prime rate and/or a LIBOR based rate plus, in either case, an additional margin based upon a particular financial leverage ratio of the company, and will vary depending upon which interest rate options the company chooses to be applied to specific borrowings. The average interest rate incurred by the company on all credit facility obligations during fiscal year 2004 was 5.3%.

     Scheduled principal payments on the term loan portion of the Credit Agreement total $2.0 million in the fiscal year ending June 30, 2006 and $23.0 million in the fiscal year ending June 30, 2007 when the term loan is scheduled to mature. The company also has an option to extend the term loan maturity for an additional year.

     In addition, the company has contractual obligations under leases related to office space which it occupies throughout the country. In total the company’s lease and debt obligations which are due over the next five years are as follows (in thousands):

Year Ending
June 30	Amount
2005	$17,422
2006	14,932
2007	31,547
2008	6,825
2009	4,711
Thereafter	4,710

$80,147

Critical Accounting Policies and Estimates

     The company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require the company to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and the related disclosure. The company believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

     Real estate sales commissions are recognized at the earlier of receipt of payment, close of escrow or transfer of title between buyer and seller. Receipt of payment occurs at the point at which all company services have been performed, and title to real property has passed from seller to buyer, if applicable. Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees are recognized at the time the related services have been performed by the company, unless future contingencies exist. Consulting revenue is recognized generally upon the delivery of agreed upon services to the client.

     In regard to management and facility service contracts, the owner of the property will typically reimburse the company for certain expenses that are incurred on behalf of the owner, which are comprised primarily of employee salaries and related benefit costs. The amounts, which are to be reimbursed per the terms of the services contract, are recognized as revenue by the company in the same period as the related expenses are incurred.

Impairment of Goodwill

     On July 1, 2002, the company adopted Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The company completed the transitional impairment test of goodwill as of July 1, 2002 and the annual impairment test as of June 30, 2004 and 2003, and has determined that no goodwill impairment will impact the earnings and financial position of the company as of those dates. Future events could occur which would cause the company to conclude that impairment indicators exist and an impairment loss is warranted. The determination of impairment under FAS 142 requires the company to estimate the fair value of reporting units. This fair value estimation involves a number of judgmental variables, including market multiples, which may change over time.

Deferred Taxes

     The company records a valuation allowance to reduce the carrying value of its deferred tax assets to an amount that the company considers is more likely than not to be realized in future tax filings. In assessing this allowance, the company considers future taxable earnings along with ongoing and potential tax planning strategies. Additional timing differences, future earnings trends and/or tax strategies may occur which could warrant a corresponding adjustment to the valuation allowance.

Insurance and Claim Reserves

     The company has maintained partially self-insured and deductible programs for errors and omissions, general liability, workers’ compensation and certain employee health care costs. Reserves are based upon an estimate provided by an independent actuarial firm of the aggregate of the liability for reported claims and an estimate of incurred but not reported claims.

     The company is also subject to various proceedings, lawsuits and other claims related to environmental, labor and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue. New developments in each matter, or changes in approach such as a change in settlement strategy in dealing with these matters, may warrant an increase or decrease in the amount of these reserves.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk - Derivatives

     The company’s credit facility debt obligations are floating rate obligations whose interest rate and related monthly interest payments vary with the movement in LIBOR. As of June 30, 2004, the outstanding principal balances on these debt obligations totaled $25.0 million. Since interest payments on this obligation will increase if interest rate markets rise, or decrease if interest rate markets decline, the company is subject to cash flow risk related to these debt instruments. In order to mitigate this risk, terms of the previous credit agreement required the company to enter into interest rate swap agreements to effectively convert a portion of its floating rate term debt obligations to fixed rate debt obligations through March 2004. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. Through March 31, 2004, the expiration date of the agreements, the company had varying notional amount interest rate swaps outstanding in which the company paid a fixed rate of 5.18% and received a three-month LIBOR based rate from the counter-parties.

     The terms of the new credit agreement executed by the company in June 2004 required the company to enter into interest rate protection agreements to effectively cap the variable interest rate exposure on a portion of the obligations for a period of two years. The company executed such an interest agreement with Deutsche Bank AG in July 2004, which will provide for quarterly payments to the company whenever the interest rate on the underlying notional amounts exceeds 3.5%, equal to the interest amount paid in excess of the 3.5% rate.

     The company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

Interest Rate Risk - Debt

     The company’s earnings are affected by changes in short term interest rates as a result of the variable interest rates incurred on the company’s credit facility obligations. However, due to its purchase of the interest rate cap agreement described above, the effects of interest rate changes are limited. If LIBOR borrowing rates increase by 50 basis points, over the average levels incurred by the company during fiscal 2004, the company’s interest expense would increase, and income before income taxes would decrease, by $125,000. Comparatively, if LIBOR borrowing rates decrease by 50 basis points below the average levels incurred by the company during fiscal 2004, the company’s interest expense would decrease, and income before income taxes would increase, by $125,000. These amounts are determined by considering the impact of the hypothetical interest rates on the company’s borrowing cost and interest rate cap agreement. They do not consider the effects that such an environment could have on the level of overall economic activity. These sensitivity analyses also assume no changes in the company’s future or past years’ financial structure.

MANAGEMENT

Directors and Officers

R. David Anacker	69, is a Principal of Canal Partners, a private investment organization. He is also the Business Development Specialist, Office of the President, for Parker-Hannifin Corporation’s Instrumentation Group, which is headquartered in Cleveland, Ohio. He has been Vice Chairman of Veriflo Corporation, an industrial equipment manufacturing firm located in Richmond, California, since November 1991. He served as a director of Grubb & Ellis Management Services, Inc. (“Management Services”), a subsidiary of the company, from August 1992 to July 1994. Mr. Anacker has served as a director of the company since May 1994.

Anthony G. Antone	35, has been associated with Kojaian Management Corporation, a real estate investment firm headquartered in Bloomfield Hills, Michigan, since October 1998, serving as Vice President – Development since September 2001, and as Director – Development from October 1998 to September 2001. Prior to that time he served the office of Spencer Abraham, United States Senator, as Deputy Chief of Staff. Mr. Antone, an attorney, was first elected to the Board July 1, 2002.

C. Michael Kojaian	42, the Kojaian Nominee, has been Chairman of the Board of Directors of the company since June 2002. He is President of Kojaian Ventures, LLC and Executive Vice President, a director and a shareholder of Kojaian Management Corporation, both of which are investment firms headquartered in Bloomfield Hills, Michigan. He is also a director of Arbor Realty Trust, Inc., and is a member of the United States President’s Export Council. Mr. Kojaian has served as a director of the company since he was first elected in December 1996 as a representative of the Kojaian Investors.

Robert J. McLaughlin	71, has been a director of the company since July 2004. He founded The Sutter Group in 1982, a management consulting company that focuses on enhancing shareholder value, and currently serves as its President. Previously, Mr. McLaughlin served as President and Chief Executive Officer of Fibreboard Corporation, a manufacturer of lumber, plywood and paper products, and as Chairman of the Board of Directors of Imperial Sugar Company from August 2001 to February 2003, and as President and Chief Executive Office from October 2001 to April 2002. Mr. McLaughlin previously served as a director of the company from September 1994 to March 2001.

Rodger D. Young	58, has been a name partner of the law firm of Young & Susser, P.C. since its founding in 1991, a boutique firm specializing in commercial litigation located in Southfield, Michigan. In 2001, Mr. Young was named Chairman of the Bush Administration’s Federal Judge and U.S. Attorney qualification Committee by Governor John Engler and Michigan’s Republican Congressional Delegation. Mr. Young has served as a director of the company since April 1, 2003.

Maureen A. Ehrenberg	45, has served as Executive Vice President of the company since November 2000, and as Senior Vice President of the company from May

1998 to November 2000. She was named President of Global Client Services in February 2004. She has also served as President of Grubb & Ellis Management Services, Inc., a wholly owned subsidiary of the company, from February 1998 and as the head of the company’s International Services Group since April 2003. From May 2000 to May 2001, she served as a member of the Office of the President of the company. She also serves as a director and/or officer of certain subsidiaries of the company. Since April 2003, Ms. Ehrenberg has been acting as a Co-Chief Executive Officer of the company.

Robert H. Osbrink	57, has served as Executive Vice President of the company since December 2001 and was named President of Transaction Services in February 2004. During the five years prior to December 2001, Mr. Osbrink served in a progression of regional managerial positions in the Los Angeles and Southwestern United States areas for the company. Since April 2003, Mr. Osbrink has been acting as a Co-Chief Executive Officer of the company.

Brian D. Parker	53, has served as the Executive Vice President and Chief Financial Officer of the company since March 2003. From July 2001 he was founder and president of Joplin Advisors, Inc., a management consulting firm. Prior to July 2001, he was the Chief Financial Officer of the company from October 1996 to January 2000 and served as Executive Vice President Business Development from February 2000 until his resignation from the company in June 2001. He was also a member of the Office of the President of the company from May 2000 until May 2001. He also serves as a director and/or officer of certain subsidiaries of the company. Since April 2003, Mr. Parker has been acting as a Co-Chief Executive Officer of the company.

Executive Compensation

The table below shows compensation earned, including deferred compensation, for services in all capacities with the company and its subsidiaries for the fiscal years ended June 30, 2004, 2003 and 2002 by the following executives:

(a)	the persons who served as Chief Executive Officer or in a similar capacity during the 2004 fiscal year (Ms. Ehrenberg, Mr. Osbrink, and Mr. Parker for the entire fiscal year and Mr. Fulton through February 25, 2004);

(b)	the person who served as Chief Financial Officer for the 2004 fiscal year (Mr. Parker);

(c)	each of the four most highly-compensated executive officers of the company who were serving as executive officers during the fiscal year ended June 30, 2004, three of which (Ms. Ehrenberg, Mr. Osbrink and Mr. Parker) were employed throughout the entire fiscal year and the other (Mr. Fulton) who terminated his employment relationship with the company in February 2004; and

(d)	one additional executive officer that terminated employment with the company during the fiscal year ended June 30, 2004 (Mr. Walner).

SUMMARY COMPENSATION TABLE

Annual Compensation

				Securities
				Underlying	All Other
		Salary	Bonus	Options/SARs	Compensation
Name and Principal Position(1)	Year	($)	($)(2)	(#)(3)	($)(4)
Maureen A. Ehrenberg	2004	400,000	58,000	0	2,000
Co-Chief Executive Officer,	2003	358,000	150,000	0	0
Executive Vice President, and President, Global Services	2002	315,000	120,000	0	3,000
Robert H. Osbrink	2004	450,000	196,000	0	2,000
Co-Chief Executive Officer,	2003	550,000	139,000	0	0
Executive Vice President, and President, Transaction Services	2002	225,000	247,000	0	3,000
Brian D. Parker	2004	324,000	109,000	150,000	1,400
Co-Chief Executive Officer,	2003	113,000	28,000	0	0
Executive Vice President, and Chief Financial Officer	2002	0	0	0	0
Richard L. Fulton	2004	331,000	70,000	0	183,000 (5)
Former Co-Chief Executive Officer,	2003	401,000	0	0	0
Executive Vice President	2002	0	0	0	0
Robert J. Walner	2003	413,000	0	0	723,000 (6)
Former Executive Vice President,	2002	350,000	120,000	50,000	3,000
Chief Administrative Officer and Chief Legal Officer

(1)	Ms. Ehrenberg has been acting as Co-Chief Executive Officer since April 2003. Previously, Ms. Ehrenberg was appointed Executive Vice President as of November 16, 2000, served as a member of the Office of the President from May 31, 2000 to May 15, 2001 and was appointed President, Management Services in February 1998 and President of Global Client Services in February 2004. Mr. Osbrink has been acting as Co-Chief Executive Officer since April 2003 and also served as the company’s Executive Vice President of Transaction Services for the Western Region until the termination of Mr. Fulton’s employment relationship with the company in February of 2004, after which time Mr. Osbrink assumed the position of President of Transaction Services. Mr. Parker was appointed Chief Financial Officer in March 2003 and has been acting as Co-Chief Executive Officer since April 2003. Previously, Mr. Parker served as Chief Financial Officer of the company from October 1996 to January 2000 at which time he was appointed Executive Vice President Business Development until his resignation from the Company on June 8, 2001. Mr. Parker also served as a member of the Office of the President from May 31, 2000 to May 15, 2001. Mr. Fulton had been acting as Co-Chief Executive Officer since April 2003 and also served as the company’s Executive Vice President of Transaction Services for the Eastern Region prior to the termination of his employment relationship with the company as of February 25, 2004. Mr. Walner was appointed Executive Vice President of the company as of November 16, 2001 (serving as Senior Vice President prior to that time), Chief Administrative Officer as of July 25, 2001 and Chief Legal Officer as of January 1, 1994. Mr. Walner resigned as Chief Administrative Officer and Chief Legal Officer as of July 2, 2003. See “Employment Agreements”, and “Terminated Executive Relationships” below for more information.

(2)	The bonus compensation set forth in the table represents incentives that were primarily paid in the fiscal year indicated for services rendered during the previous calendar year. See “Employment Agreements”, and “Terminated Executive Relationships” below for more information.

(3)	The amounts represent options to purchase the numbers of shares of common stock indicated.

(4)	The amounts represent company contributions made during each calendar year following the 2003 and 2001 plan years (calendar years) to the 401(k) plan accounts of the designated individuals, plus additional amounts indicated in these footnotes for Messrs. Fulton and Walner. Please also see “Employment Agreements”, and “Terminated Executive Relationships” below for more information.

(5)	In connection with the termination of his employment agreement with the company as of February 25, 2004, Mr. Fulton received severance of approximately $183,000, equal to his base salary for the remainder of the term of his agreement.

(6)	Pursuant to Mr. Walner’s July 2003 separation agreement, he received approximately $723,000, equivalent to twelve months’ salary and related benefits and perquisites and his target incentive compensation for the 2002 calendar year.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

Potential Realizable Value at
Assumed Annual Rates of
Stock Price Appreciation
Individual Grants					For Option Term(1)
Number of
	Securities	Percent of Total
	Underlying	Options/SARs	Exercise
	Options/SARs	Granted to	or Base
	Granted(2)	Employees in	Price	Expiration
Name	(#)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)
Brian D. Parker	150,000	100%	$0.92	12/8/13	$87,000	$220,000

AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES

	Shares		Number of Securities	Value of Unexercised
	Acquired on	Value	Underlying Unexercised	In-the-Money Options/SARs
	Exercise	Realized	Options/SARs at FY-End (#)	at FY-End($)
Name	#	($)	Exercisable/Unexercisable	Exercisable/Unexercisable(1)
Maureen A. Ehrenberg	0	0	214,022/0	$0/$0
Robert H. Osbrink	0	0	15,000/0	$0/$0
Brian D. Parker	0	0	50,000/100,000	$53,500/$107,000

(1)	The value of the in-the-money options at fiscal year-end was calculated based on the closing price of the common stock as reported on the Over-The-Counter Bulletin Board on June 30, 2004 ($1.99 per share).

EMPLOYMENT AGREEMENTS

Set forth below are the employment agreements and arrangements with each of the individuals, who served as the company’s Co-Chief Executive Officers for the entire 2004 fiscal year.

Robert Osbrink

Effective January 1, 2002, Mr. Osbrink signed an exclusive employment agreement with the company to serve as the company’s Regional Managing Director of the company’s Southwestern Region for a term of three (3) years. Under the agreement, Mr. Osbrink would receive a base salary of $260,000 per annum during the first year of the term and a discretionary bonus of 20% of base salary based upon the performance of Mr. Osbrink and the company in the Southwest Region in accordance with goals to be established by Mr. Osbrink and the Chief Operating Officer of the company. In addition to his base salary and discretionary bonus, Mr. Osbrink is also entitled to receive an annual profitability bonus in accordance with a formula based upon the company’s return on revenue with respect to the Southwest Region relative to the company’s approved calendar year budget. In addition, during the first year of the term, Mr. Osbrink was to receive no less than his base salary plus a discretionary bonus of up to 80% of his base salary or the formulaic bonus compensation that is based upon the company’s return on revenue with respect to the Southwest Region, whichever is greater. Mr. Osbrink is also entitled to receive health and other benefits generally afforded executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. Mr. Osbrink’s agreement is subject to confidentiality, non-competition and non-solicitation provisions and is terminable by the company upon his death, disability, or for cause, or without cause, in which event Mr. Osbrink was entitled to the lesser of six (6) months base salary or the remaining base salary due under the agreement as severance.

On August 16, 2002, the company and Mr. Osbrink entered into the initial amendment to his employment agreement increasing his base salary, effective August 16, 2002, to $500,000 for the balance of the 2002 calendar year and effective January 1, 2003, to $550,000 for the remainder of the term of the Agreement. In addition, pursuant to this amendment, in the event Mr. Osbrink is terminated without cause his discretionary bonus is to be paid in a lump sum and his severance was increased from six (6) months to (12) months of base salary. Although not a contractual obligation, the company also agreed to pay Mr. Osbrink a retroactive salary adjustment of approximately $81,000 in September 2002. Thereafter, effective April 1, 2003, a second amendment to Mr. Osbrink’s employment agreement was entered into by Mr. Osbrink and the company pursuant to which his base salary, which at that time was $550,000, was reduced to $450,000 per annum commencing April 16, 2003 and continuing to December 31, 2003. Thereafter, Ms. Osbrink’s salary was to be reinstated to $550,000 for the remainder of the term of the Agreement, however, with Mr. Osbrink’s concurrence, the Company has continued to pay Mr. Osbrink at the rate of $450,000 per annum.

Brian D. Parker

Effective March 1, 2003 Mr. Parker signed an exclusive employment agreement with the company to serve a term of one (1) year as the Chief Financial Officer of the company for a base annual salary of $360,000. In addition, Mr. Parker was entitled to receive a target bonus compensation of up to 50% of base salary, of which 50% is guaranteed and paid currently, based upon the performance of both Mr. Parker and the company in accordance with goals to be established by the Chief Executive Officer of the company. Mr. Parker was also entitled to participate in the company’s health and other benefit plans generally afforded executive employees and was reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The agreement contained confidentiality, non-competition and non-solicitation provisions and was terminable by the company upon

Mr. Parker’s death or disability, or for cause, or without cause in which event Mr. Parker was entitled to the lesser of four (4) months base salary or the remaining base salary due under the agreement.

On April 1, 2003, Mr. Parker and the company agreed to an amendment of his employment agreement, reducing his annual base salary to $324,000 and the guaranteed portion of his target bonus to 45% commencing April 16, 2003 through December 31, 2003, and providing to reinstate his annual base salary and guaranteed bonus thereafter to their original amounts for the remainder of the term of the Agreement.

Effective September 30, 2003 Mr. Parker and the company entered into a new, three (3) year exclusive employment agreement to serve as the company’s Chief Financial Officer for an annual base salary of $324,000. In addition, Mr. Parker is entitled to receive target bonus compensation of up to 50% of base salary based upon the performance of Mr. Parker and the company in accordance with goals to be established by the Chief Executive Officer of the company in consultation with Mr. Parker. Mr. Parker was also granted 150,000 common stock purchase options, exercisable at $0.92 per share, 50,000 of which became exercisable on the date of grant, December 9, 2003, 50,000 shall become exercisable on December 9, 2004, and 50,000 shall become exercisable on December 9, 2005. The options have a term of ten (10) years. Mr. Parker is also entitled to participate in the company’s health and other benefit plans generally afforded to executive employees and is reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with his duties. The agreement contains confidentiality, non-competition and non-solicitation provisions and is terminable by the company upon Mr. Parker’s death or disability, or for cause, without any additional compensation other than what is accrued to Mr. Parker as of the date of any such termination. In the event that Mr. Parker is terminated without cause, or if Mr. Parker terminates the agreement for good reason, Mr. Parker is entitled to receive his annual base salary, payable in accordance with the company’s customary payroll practices for twelve (12) months, if the effective date of termination occurs prior to October 1, 2005, or for six (6) months, if the effective date of such termination occurs on or after October 1, 2005. In addition, upon a change in control of the company, in the event Mr. Parker is terminated upon a change in control or within thirty (30) days thereafter, or Mr. Parker resigns during the thirty (30) day period after the ninetieth (90) day following a change of control, Mr. Parker is entitled to receive a lump sum equal to twelve (12) months base salary and bonus compensation, and also is entitled to receive benefits for twelve (12) months thereafter. In addition, upon a change in control, the vesting of Mr. Parker’s stock options is accelerated and the vesting of certain other benefits pursuant to the company’s benefit plans is also accelerated.

Maureen Ehrenberg

Maureen Ehrenberg, who is subject to an Executive Change of Control Plan as described directly below, is currently being compensated by the company at the rate of $400,000 per annum effective January 1, 2003. Ms. Ehrenberg does not have a formal written employment agreement with the company. She is also reimbursed for reasonable travel, entertainment and other reasonable expenses incurred in connection with her duties and is afforded health and other benefits generally afforded executive employees of the company.

Plans Applicable to Ms. Ehrenberg.

Executive Change of Control Plan. Pursuant to a plan approved by our Board of Directors effective May 10, 1999, and as amended effective February 10 and June 1, 2000, certain officers of the company have been eligible to receive certain compensation and benefits if their employment with the company is affected by a “Change of Control” of the company (“COC Plan”). As of the date of this proxy statement, the remaining officer eligible to participate in the COC Plan is Ms. Ehrenberg. A “Change of Control,” for purposes of the plan, includes the acquisition of 25% or more of our outstanding common stock, a change of a majority of directors on the Board, a merger, a sale or liquidation of the company, subject to certain exceptions related to current principal stockholders and directors; or a reduction in the ownership by current principal stockholders to under 45%. If a Change of Control occurs, we have committed to employ Ms. Ehrenberg for two years, or otherwise to compensate her if her employment is terminated without cause during that period. The plan gives her the opportunity to terminate employment during a 30-day window period after six months have elapsed from a Change of Control, and receive benefits under the plan. During the two-year employment period, she is to receive compensation and benefits commensurate with levels existing before the Change of Control. Upon termination of employment within the two-year period, other than for cause, she will receive compensation equal to two years’ salary and two years of the highest previous bonus (as defined in the plan); provided that if she resigns during the 30-day window period without her employment having been adversely affected as a result of the Change of Control, she will receive the two years’ salary and one year’s bonus. In addition, standard benefits and perquisites or their equivalents are to be provided for two years if her employment is terminated during the two-year period. The plan is effective for three years, and will generally be automatically renewed for consecutive three-year periods. The plan can only be terminated with respect to Ms. Ehrenberg by mutual agreement with the company.

Executive Incentive Bonus and Severance Plan. Effective June 1, 2000, our Board of Directors also approved an Executive Bonus and Severance Plan, pursuant to which certain officers of the company received certain incentive compensation with respect to the 2000 calendar year related to continuation of their employment with the company. The plan provides the following additional benefits, and Ms. Ehrenberg is the remaining officer eligible to participate in the plan: if she is terminated without cause or if her position is reduced or otherwise adversely affected, then she will be entitled to the following (“Severance Pay”): a) base salary and earned bonus pro-rated to the date of termination; b) one year’s base pay; c) continuation of benefits and perquisites or their equivalent for one year; and d) with respect to vested options held by her at termination – one of the following alternatives to be elected by the company, or if not elected, then chosen by the participant: 1) repurchase by the company of the vested options at a cash price per share equal to the spread between the average closing price for the five days prior to termination and the exercise price(s) of the options; 2) we will attempt to facilitate a purchase of the shares exercised; or 3) we will extend the expiration date of the options to twelve months after termination of employment and permit payment of the exercise price of the options by deduction of a sufficient number of the shares exercised to cover the purchase price. If she becomes entitled to benefits under the COC Plan, she will not be entitled to this Severance Pay.

TERMINATED EXECUTIVE RELATIONSHIPS

     Set forth below is a description of the executive relationships that were terminated by the company for the fiscal year ended June 30, 2004.

Former CO-CEO and Executive Vice President Transaction Services Eastern Region Employment Agreement & Separation

Mr. Richard L. Fulton signed an exclusive employment agreement with the company to serve as the company’s Executive Vice President, Transaction Services – Eastern Region for a term of two (2) years effective September 1, 2002. The agreement provided for a base salary of $500,000 for the first year of the term and $550,000 for the second year of the term. In addition, Mr. Fulton was eligible to receive annual bonus compensation based upon his performance and the performance of the company in accordance with goals to be established by Mr. Fulton and the Chief Executive Officer of the company. Mr. Fulton was also entitled to receive health and other benefits generally afforded executive employees and be reimbursed for reasonable travel, entertainment and other reasonable expenses in connection with his duties. The agreement also contained confidentiality, non-competition, and non-solicitation provisions and was terminable by the company in the event of the death or incapacity of Mr. Fulton, or for cause, or without cause in which event Mr. Fulton would receive the lesser of six (6) months base salary or the remaining base salary due under the agreement as severance.

Effective April 1, 2003, Mr. Fulton and the company amended his executive employment agreement to reduce his base salary to $425,000 during the period April 16, 2003 to December 31, 2003 and then to reinstate his base salary to $550,000 for the period January 1, 2004 through the remainder of the term.

In connection with the termination of his employment agreement with the company on February 25, 2004, the company paid Mr. Fulton’s base salary in accordance with its customary payroll practices through the remainder of the term of his Agreement, which was August 31, 2004.

Former CAO Employment Agreement & Separation Agreement. Robert J. Walner, Executive Vice President, Chief Administrative Officer, Chief Legal Officer and Corporate Secretary of the company, entered into an employment agreement with the company effective December 14, 2001. The period of contract employment under the agreement commenced December 14, 2001 and ended June 30, 2004. The agreement also provided for an initial annual salary of $325,000, increasing to $375,000 on January 1, 2002 and to $450,000 on January 1, 2003, a guaranteed bonus of $120,000 payable with respect to the 2001 calendar year, and an annual cash incentive program with a target bonus of 50% of salary, up to a maximum of 80% of salary. Pursuant to the agreement, Mr. Walner received, on June 19, 2002, an option to purchase 50,000 shares of common stock of the company at an exercise price of $2.85 per share, which was the fair market value as of the date of grant. The agreement contained certain provisions related to payments to be made in the event of Mr. Walner’s termination of employment, including payments equal to his salary and benefits for the lesser of 12 months’ base salary or the remaining term of his agreement, plus acceleration of vesting of his options, in the event of termination of his employment by the company “without Cause” or by Mr. Walner for “Good Reason,” as those terms are defined therein.

In connection with his resignation as Administrative Officer, Legal Officer and Corporate Secretary of the company, effective as of July 2, 2003, the company entered into a separation agreement with Mr. Walner that provided for payments of $75,000 per month for six (6) months, a target incentive payment for calendar 2002 of $188,000, and approximately $85,000 of company benefits and accrued vacation.

COMPENSATION OF DIRECTORS

     Only outside directors (who are unaffiliated with the company as officers or employees of the company) receive compensation for serving on the Board and on its committees. Such compensation currently consists of an annual retainer fee of $30,000, a fee of $1,500 for each Committee meeting attended, and an annual fee of $5,000 for each Committee chaired. These fees, which are set by the Board, were increased during fiscal 2004 in light of the increasing responsibilities and liabilities imposed on directors. (Specifically, outside directors previously received an annual retainer of $20,000 and an additional $1,000 for each Committee meeting attended – other than Audit Committee Meetings, for which the per meeting fee was already $1,500 – and no additional annual fee was previously paid for chairing a Committee). Under the 1993 Stock Option Plan for Outside Directors, outside directors each receive an option to purchase 10,000 shares of common stock upon the date of first election to the Board, and an option to purchase 8,000 shares of common stock upon successive fourth-year anniversaries of service. The exercise prices of the options are equal to market value as of the dates of grant. Directors other than members of the Compensation Committee are also eligible to receive stock options under the 1990 Amended and Restated Stock Option Plan.

     The company currently has a Compensation Committee and an Audit Committee. The Chairman of the Compensation Committee is Robert McLaughlin, and the other members are Rodger Young and R.

David Anacker. The Chairman of the Audit Committee is R. David Anacker, and the other member is Robert McLaughlin.

STOCK OWNERSHIP INFORMATION

Stock Ownership Table

The following table shows the share ownership as of October 28, 2004 by persons known by us to be beneficial holders of more than 5% of our outstanding capital stock, directors, named executive officers, and all current directors and executive officers as a group. Unless otherwise noted, the stock listed is common stock, and the persons listed have sole voting and disposition powers over the shares held in their names, subject to community property laws if applicable.

	Amount and Nature of
	Beneficial Ownership		Percent of Class(1)
Principal Stockholders:
C. Michael Kojaian (also a director)	850,842		5.6	(2)
Mike Kojaian	850,844		5.6	(2)
Kojaian Holdings, L.L.C.	723,840		4.8	(2)
Kojaian Ventures, L.L.C.	1,337,358 plus 11,725 preferred		8.9	(2)
Warburg Pincus Investors Liquidating Trust, as successor to Warburg Pincus Investors, L.P.	5,861,902	(3)	38.8%
The Goldman Sachs Group, Inc.	1,609,355	(4)	10.6%

Directors:
R. David Anacker	12,000	(5)	*
Anthony G. Antone	—		—
Robert J. McLaughlin	6,500		*
Rodger D. Young	3,333	(5)	*
Named Executive Officers:
Maureen A. Ehrenberg	218,068	(5)	1.4%
Richard L. Fulton	—		—
Robert H. Osbrink	15,000	(5)	*
Brian D. Parker	100,092		*
All Current Directors and Executive Officers as a Group (10 persons):	4,117,877	(5)	26.6%

*Does not exceed 1.0%.

(1)	The percentage of shares of capital stock shown for each person in this column and in this footnote assumes that such person, and no one else, has exercised any currently outstanding warrants, options or convertible securities held by him or her. Giving effect to the voting power of the Series A Preferred Stock, the percentages of voting power at October 28, 2004 for the following are: C. Michael Kojaian and affiliates – 56.8%; WPLT – 22.3%; Goldman – 6.1%; and all current directors and executive officers as a group – 57.3%.

(2)	C. Michael Kojaian, the Chairman of the Board is affiliated with Mike Kojaian, his father, and Kojaian Ventures, L.L.C. (“KV”), whose 11,725 shares of Series A Preferred Stock carries voting rights equivalent to 11,162,200 shares of common stock. Pursuant to the rules established under the Exchange Act, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of such Act.

(3)	Warburg Pincus Investors Liquidating Trust, as successor to Warburg, Pincus Investors, L.P., 466 Lexington Avenue, New York, NY 10017. The sole general partner of Warburg Pincus is Warburg, Pincus & Co., a New York general partnership (“WP”). Warburg Pincus LLC, a New York limited liability company, manages Warburg Pincus. On September 30, 2003, Warburg Pincus transferred certain securities held by Warburg Pincus, including all of its shares of common stock of the Company, to WPLT. One of the purposes for which WPLT was formed on September 30, 2003 was to liquidate all of the assets transferred to WPLT by Warburg Pincus and collect and distribute such assets or the proceeds from the liquidation thereof to the partners of Warburg Pincus, who are the beneficiaries of WPLT. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, Warburg Pincus, WPLT, WP and WP LLC may be deemed to be the beneficial owners of the common stock.

(4)	The Goldman Sachs Group, Inc., 85 Broad Street, New York, NY 10004. Shares reported for GS Group include 112,655 shares of common stock held by Archon Group, L.P. (“Archon”). Archon is a majority-owned subsidiary of GS Group. The general partner of Archon is Archon Gen-Par, Inc. (“AGP”), which is a wholly owned subsidiary of GS Group.

(5)	Includes options under our stock option plans which were exercisable at October 28, 2004 or within sixty days thereafter, for the following numbers of shares: Mr. Anacker – 12,000; Ms. Ehrenberg – 214,022; Mr. Osbrink – 15,000; Mr. Parker – 100,000; Mr. Young – 3,333; and all current directors and executive officers as a group – 294,355.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The following are descriptions of certain transactions and business relationships between the company and our directors, executive officers, and principal stockholders.

2002 Preferred Stock

     In May 2002, the company entered into a securities purchase agreement with Kojaian Ventures, L.L.C. (“KV”), an affiliate of the Chairman of the Board of Directors, which provided for (i) the purchase by KV from the company of an aggregate of 1,337,358 shares of common stock for an aggregate purchase price of $4,158,431, which is the same purchase price that the company paid for the re-acquisition or such shares, (contemporaneously) from Warburg Pincus, and (ii) the extension of a $11,237,500 loan (the “Loan”) junior to the other lenders under the company’s then existing senior credit agreement. Approximately $6 million of the financing was used to pay down certain revolving debt under such senior credit agreement and approximately $5 million was used to repay to Warburg Pincus a $5 million loan that Warburg Pincus had made to the company earlier that year. The Loan bore interest at the rate of 12% per annum, compounded quarterly. The promissory note evidencing the Loan (the “Note”) was convertible, generally at the option of the holder, into shares of an amended Series A Preferred Stock, calculated by dividing the outstanding principal, accrued interest and certain costs by the stated value of $1,000 per share.

     On September 19, 2002, KV converted the Note into 11,725 shares of Series A Preferred Stock, having a per share stated value of $1,000. The terms of the Series A Preferred Stock include an accrued dividend of 12% per annum, compounded quarterly, as well as a preference over the common stock in the event that the company undergoes certain sale transactions that constitute a change in control, or a liquidation or dissolution. That is, the holder of the Series A Preferred Stock is entitled to be paid with respect to its Series A Preferred Stock prior to when holders of common stock are entitled to be paid with respect to their common stock in the event of a liquidation, dissolution or certain sale transactions that constitute a change in control of the company. In any such instances, the preference payable to the holder of the Series A Preferred Stock, prior to any payments being made to any holders of common stock, is the greater of (i) 2 times the face value of the Series A Preferred Stock, which is $11,725,000, plus the accrued dividend thereon at the rate of 12% per annum, or (ii) the equivalent of 40% of the consideration to be paid to all equity holders of the company on an “Adjusted Outstanding Basis” (as defined in the underlying documents). In addition, the Preferred Stock also entitles its holder(s) to (i) vote on all matters that are subject to the vote of all stockholders in an amount equal to 11,162,200 shares of common stock, (ii) to appoint, prior to September 19, 2005, a three-person committee whose approval is required for certain sale, merger, recapitalization, reorganization, acquisition and liquidation events, and veto rights over certain other corporate actions and (iii) to be paid all of its accrued dividends before any dividends are paid to common stockholders of the company. The company has not paid any of the accrued dividends with respect to the Series A Preferred Stock since issuance of the Series A Preferred Stock in September 2002. As of October 28, 2004, the accrued dividends with respect to the Series A Preferred Stock equaled approximately $3.3 million.

2003 Subordinated Debt

     Kojaian Funding, L.L.C., an affiliate of the Chairman of the Board of Directors, made a $4 million subordinated loan to the company on May 9, 2003 (the “Subordinated Loan”) for working capital purposes. The company was obligated to pay interest only on the Subordinated Loan during its term at the rate of 10% per annum, payable monthly in arrears. The entire principal amount of the Subordinated Loan was due on July 15, 2004, although it was prepaid in whole by the company without premium or penalty on June 11, 2004. The Subordinated Loan was secured by all assets of the company and guaranteed by all the company’s subsidiaries, although such security interest was subordinate to the interests of the lender under the Credit Facility. The company paid a 1% financing fee in connection with the closing of the Subordinated Loan.

     The material terms and conditions of the Subordinated Loan were negotiated by a special committee comprised of the disinterested member of the company’s board of directors, which committee was established for such purpose. The special committee recommended the entering into of the Subordinated Loan to the full board of directors of the company, which unanimously approved such terms.

Credit Facility

     Kojaian Capital, L.L.C. (the “New Lender”), an affiliate of the company’s Chairman of the Board of Directors, acquired the company’s Credit Agreement from the Banks on June 6, 2003.

     On June 20, 2003, the company and the New Lender entered into the sixth amendment to the Credit Agreement (the “Sixth Amendment”) which, among other things, deferred further amortization of the principal obligations due under the Credit Agreement until September 30, 2004, and eliminated certain minimum EBITDA and fixed charge ratio covenant requirements through June 30, 2004. As a result of the Sixth Amendment, the company was no longer in default under the Credit Agreement relating to the achievement of these financial covenants or otherwise.

     Repayment of the Credit Agreement was collateralized by substantially all the company’s assets and the Credit Agreement contained certain restrictive covenants, including, among other things: restrictions on indebtedness, the payment of dividends, the redemption or repurchase of capital stock, acquisitions, investments and loans.

     On June 11, 2004 the company and certain of its subsidiaries entered into a three (3) year (subject to an extension for an additional year) $40 million senior secured credit facility (the “New Credit Facility”) with the “Lenders” (as defined in the New Credit Facility), Deutsche Bank Securities, Inc., as sole book-running manager and sole lead arranger, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), as the initial lender, initial issuing bank, initial swing line bank, the initial issuer of letters of credit and administrative agent for the lender parties. The company used proceeds from the $25 million term loan portion of the New Credit Facility, along with cash reserves of approximately $7.6 million, to pay off in full the company’s $25 million senior credit facility and $4 million subordinated loan held by Kojaian Capital, LLC and Kojaian Funding, LLC, respectively, and all closing costs.

Voting Agreement

     In 1997 Warburg Pincus, Goldman Sachs and each of C. Michael Kojaian and Mike Kojaian, in their capacity as investors in the company (collectively, the “Kojaian Investors”), entered into a voting agreement in connection with the same financing transactions that also gave rise to the registration rights agreement pursuant to which the selling stockholders’ shares are being registered. Under this voting agreement, the parties agreed to vote all of their shares of common stock for one director nominee designated by the Kojaian Investors (the “Kojaian Nominee”), one director nominee designated by Goldman Sachs (the “Goldman Nominee”), and all director nominees designated by Warburg Pincus (the “Warburg Pincus Nominees”). The voting agreement provides that the Kojaian Nominee must be a Kojaian Investor or an officer or partner of a firm affiliated with the Kojaian Investors; each Warburg Pincus Nominee must be an officer of Warburg Pincus or one of its venture banking affiliates; and the Goldman Nominee must be an employee of Archon or Goldman Sachs, or an affiliate of either firm. In order for the parties to this agreement to have the right to designate nominees, they must beneficially own the following minimum amounts of common stock: the Kojaian Investors or a controlled transferee (1,250,000 shares); Warburg Pincus (5,509,169 shares); and GS Group (1,250,000 shares). The rights and obligations under the voting agreement are not transferable.

Other Related Party Transactions

     We believe that the fees and commissions paid to and by the company as described below were comparable to those that would have been paid to or received from unaffiliated third parties.

     Archon, an affiliate of Goldman Sachs, both of which are selling stockholders, is engaged in the asset management business, and performs asset management services for various parties. During the 2004 fiscal year, Archon, its affiliates and portfolio property owners paid the company and its subsidiaries the following approximate amounts in connection with real estate services rendered to Archon and its portfolio properties: $3,454,000 in management fees, which include reimbursed salaries, wages and benefits of $2,351,000; $1,695,000 in real estate sale and leasing commissions; and $284,000 in fees for other real estate and business services. The company also paid asset management fees to Archon’s affiliates of approximately $174,000 related to properties the company manages in their behalf.

     The Kojaian Management Corporation and its various affiliated portfolio companies (collectively, “KMC”) are controlled by the Kojaian Investors. KMC is engaged in the business of investing in and managing real property both for its own account and for third parties. During the 2004 fiscal year, KMC and its portfolio companies paid the company and its subsidiaries the following approximate amounts in connection with real estate services rendered: $10,074,000 for management services, which include reimbursed salaries, wages and benefits of $4,274,000; $311,000 in real estate sale and leasing commissions; and $394,000 for other real estate and business services. The company also paid asset management fees to KMC of approximately $3,191,000 related to properties the company manages in its behalf. In addition, KMC and its portfolio companies were involved in two transactions as a lessee during the 2004 fiscal year, for which the company received real estate commissions of approximately $19,000 from the landlord. In August 2002, the company entered into an office lease with a landlord related to KMC, providing for an annual average base rent of $365,400 over the ten-year term of the lease.

     In the fourth quarter of fiscal year 2004, the company accrued for the payment of $100,000 in legal fees on behalf of C. Michael Kojaian and Kojaian Ventures, L.L.C. (collectively, the “Kojaian Parties”) and $60,000 in legal fees on behalf of Warburg Pincus, one of the selling stockholders, in connection with each of them being named in a law suit filed in March 2004. Although the company is not party to the litigation, the litigation expenses of the Kojaian Parties and Warburg Pincus are being paid by the company pursuant to contractual indemnification obligations contained in various credit and other agreements entered into with the Kojaian Parties and Warburg Pincus during fiscal 2002. Of the legal fees accrued on behalf of the Kojaian Parties, $20,000 are payable to the law firm of Young & Susser. Rodger D. Young, a member of the company’s Board of Directors since April 2003, is a partner of Young & Susser.

     In the second quarter of fiscal 2004, the company received a verdict and a judgment in its favor in the amount of approximately $940,000 in a litigation in which the company was a plaintiff. The company subsequently settled the litigation in the third fiscal quarter of 2004 for $900,000. The company was represented in the litigation by the law firm of Young & Susser pursuant to a contingency fee agreement that the company entered into with Young & Susser in August 2002, prior to the time Mr. Young became a Director of the company. Under the terms of the contingency fee agreement, Young & Susser received one-third of the $900,000 recovery, less the $35,000 retainer that the law firm initially received in August 2002. Accordingly, upon the company’s receipt of the settlement, the company paid Young & Susser an additional $265,000 pursuant to its contingency fee agreement with the law firm.

PLAN OF DISTRIBUTION

     The sale of common stock by the selling shareholders or by any of their pledges, assignees and successors-in-interest pursuant to this prospectus may be effected from time to time in one or more transactions on the over-the-counter bulletin board or otherwise at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The selling shareholders from time to time may offer and sell the shares directly to purchasers or through agents, underwriters or dealers. Such sales may be in the form of:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	privately negotiated transactions;

•	short sales;

•	agreements between broker-dealers and the selling shareholders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	any other method permitted pursuant to applicable law.

     Agents or underwriters acting on behalf of the selling shareholders may receive compensation from the selling shareholders or from purchasers of the common stock for whom they act as agent in the form of discounts, concessions or commissions. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Agents, underwriters and dealers that participate in the distribution of common stock may be deemed to be underwriters for purposes of the Securities Act, and any discounts, concessions or commissions received by them from the selling shareholders and any profit on the resale of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. To our knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. Note: this sentence, as well as the entire Section, is subject to change if and when a managing underwriter is identified.

     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. Any of these transactions, if undertaken, may have the effect of lowering the trading price of the common stock.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision on the Securities Act amending the list of selling shareholders to include the pledge, transferee or other successors-in-interest as selling shareholders under this prospectus.

     At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling shareholders and any other required information.

     If sold through third parties, in most states, the shares must be sold through registered or licensed brokers or dealers. We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act, may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50 million shares of common stock, par value $.01 per share, and 1 million of preferred stock without par value. As of October 28, 2004, there was 15,114,871 shares of common stock and 11,725 shares of Series A Preferred Stock outstanding. The following description of our capital stock is not intended to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended.

Common Stock

     The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds. The holders of the common stock have no preemptive rights or rights to convert shares of common stock into any other securities and are not subject to future calls or assessments by us. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     By resolution of the board of directors and without any further vote or action by the stockholders, we may issue preferred stock in one or more series and fix from time to time the number of shares to be included in each such series, and the designations, preferences, qualifications, limitations restrictions and special or relative rights of the shares of each such series. Our ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the common stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from attempting to acquire, control of us. We currently have a Series A Preferred Stock outstanding. We have no present plans to issue any other series preferred stock. We also are authorized to use, without stockholder approval, certain other securities, including debt securities, that are convertible into either shares of common stock or preferred stock.

Series A Preferred Stock

     The terms of the 11,725 shares of outstanding Series A Preferred Stock include an accrued dividend of 12% per annum, compounded quarterly, as well as a preference over the common stock in the event that the company undergoes certain sale transactions that constitute a change in control, or a liquidation or dissolution. That is, the holder of the Series A Preferred Stock is entitled to be paid with respect to its Series A Preferred Stock prior to when holders of common stock are entitled to be paid with respect to their common stock in the event of a liquidation, dissolution or certain sale transactions that constitute a change in control of the company. In any such instances, the preference payable to the holder of the Series A Preferred Stock, prior to any payments being made to any holders of common stock, is the greater of (i) 2 times the face value of the Series A Preferred Stock, which is $11,725,000, plus the accrued dividend thereon at the rate of 12% per annum, or (ii) the equivalent of 40% of the consideration to be paid to all equity holders of the company on an “Adjusted Outstanding Basis” (as defined in the underlying documents). In addition, the Preferred Stock also entitles its holder(s) to (i) vote on all matters that are subject to the vote of all stockholders in an amount equal to 11,162,200 shares of common stock, (ii) to appoint, prior to September 19, 2005, a three-person committee whose approval is required for certain sale, merger, recapitalization, reorganization, acquisition and liquidation events, and veto rights over certain other corporate actions and (iii) to be paid all of its accrued dividends before any dividends are paid to common stockholders of the company. The company has not paid any of the accrued dividends with respect to the Series A Preferred Stock since issuance of the Series A Preferred Stock in September 2002. As of October 28, 2004, the accrued dividends with respect to the Series A Preferred Stock equaled approximately $3.3 million.

LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for us by Zukerman Gore & Brandeis, LLP who will also issue legal opinions about the validity of the common stock for any underwriters, broker-dealers or agents.

EXPERTS

     The consolidated financial statements of Grubb & Ellis for the fiscal years ended June 30, 2004 and June 30, 2003, and for each of the three years in the period ended June 30, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our recent SEC filings also are available to you at the SEC’s web site at www.sec.gov or on our web site, www.grubb-ellis.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Grubb & Ellis Company

We have audited the accompanying consolidated balance sheets of Grubb & Ellis Company as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grubb & Ellis Company at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Chicago, Illinois
August 23, 2004

GRUBB & ELLIS COMPANY
CONSOLIDATED BALANCE SHEETS
June 30, 2004 and 2003
(in thousands, except share data)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents, including restricted deposits of $3,340 and $3,315 in June 30, 2004 and 2003, respectively	$14,971	$13,938
Services fees receivable, net	10,810	11,452
Other receivables	2,968	2,726
Professional service contracts, net	1,184	1,159
Prepaid income taxes	251	669
Prepaid and other current assets	1,979	557
Deferred tax assets, net	3,000	—

Total current assets	35,163	30,501
Noncurrent assets:
Equipment, software and leasehold improvements, net	9,865	13,959
Goodwill, net	24,763	26,958
Other assets	3,924	3,684

Total assets	$73,715	$75,102

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,756	$4,107
Commissions payable	6,433	3,465
Credit facility debt – affiliate	—	5,000
Accrued compensation and employee benefits	9,072	14,889
Other accrued expenses	6,280	5,763

Total current liabilities	26,541	33,224
Long-term liabilities:
Credit facility debt	25,000	—
Credit facility debt — affiliate	—	27,300
Note payable – affiliate, net	—	4,000
Accrued claims and settlements	5,523	7,374
Other liabilities	2,028	2,949

Total liabilities	59,092	74,847

Stockholders’ equity:
Preferred stock: 1,000,000 shares authorized; 11,725 Series A shares issued and outstanding at $1,000 stated value at June 30, 2004 and 2003	11,725	11,725
Common stock, $.01 par value: 50,000,000 shares authorized; 15,097,371 shares issued and outstanding at June 30, 2004 and 2003	151	151
Additional paid-in capital	71,410	71,410
Accumulated other comprehensive loss	—	(174)
Retained deficit	(68,663)	(82,857)

Total stockholders’ equity	14,623	255

Total liabilities and stockholders’ equity	$73,715	$75,102

The accompanying notes are an integral part of
the consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2004, 2003 and 2002
(in thousands, except share data)

	2004	2003	2002
Services revenue:
Transaction fees	$249,344	$240,916	$262,077
Management fees, including reimbursed salaries, wages and benefits	191,210	185,030	169,369

Total services revenue	440,554	425,946	431,446

Costs of services:
Transaction commissions	150,233	145,287	156,865
Reimbursable salaries, wages and benefits	138,383	134,913	117,970
Salaries, wages, benefits and other direct costs	36,381	32,073	31,516

Total costs of services	324,997	312,273	306,351
Costs and expenses:
Salaries, wages and benefits	46,639	55,288	71,503
Selling, general and administrative	45,380	52,899	55,533
Depreciation and amortization	6,736	7,802	10,514
Severance, office closure and other special charges	3,224	9,500	1,749

Total costs	426,976	437,762	445,650

Total operating income (loss)	13,578	(11,816)	(14,204)
Other income and expenses:
Interest income	179	245	401
Interest expense	(447)	(2,271)	(2,681)
Interest expense — affiliate	(1,937)	(498)	(180)

Income (loss) before income taxes	11,373	(14,340)	(16,664)
Benefit (provision) for income taxes	2,821	(2,432)	1,187

Net income (loss)	14,194	(16,772)	(15,477)
Preferred stock dividends accrued	(1,618)	(1,130)	—

Net income (loss) to common stockholders	$12,576	$(17,902)	$(15,477)

Net income (loss) per weighted average common share outstanding:
Basic -	$0.83	$(1.19)	$(1.09)

Diluted -	$0.83	$(1.19)	$(1.09)

Weighted average common shares outstanding:
Basic-	15,097,371	15,101,625	14,147,618

Diluted-	15,101,183	15,101,625	14,147,618

The accompanying notes are an integral part of
the consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
for the years ended June 30, 2004, 2003 and 2002
(in thousands, except share data)

		Common Stock
					Accumulated
				Additional	Other	Retained	Total	Total
	Preferred	Outstanding		Paid-In-	Comprehensive	Earnings	Comprehensive	Stockholders’
	Stock	Shares	Amount	Capital	Loss	(Deficit)	Income (Loss)	Equity
Balance as of July 1, 2001		13,358,615	$134	$66,858	$(68)	$(50,608)		$16,316
Employee common stock purchases and net exercise of stock options		330,889	3	1,076	—	—		1,079
Proceeds from stock warrant exercises, net		1,339,335	13	4,150	—	—		4,163
Net loss		—	—	—		(15,477)	$(15,477)	(15,477)
Change in value of cash flow hedge, net of tax		—	—	—	(215)	—	(215)	(215)

Total comprehensive loss							$(15,692)

Balance as of June 30, 2002		15,028,839	150	72,084	(283)	(66,085)		5,866
Issuance of 11,725 Series A shares of preferred stock	$11,725			(783)	—	—		10,942
Stock repurchases		(125,000)	(1)	(162)	—	—		(163)
Employee common stock purchases and net exercise of stock options		193,532	2	271	—	—		273
Net loss						(16,772)	$(16,772)	(16,772)
Change in value of cash flow hedge, net of tax		—	—	—	109	—	109	109

Total comprehensive loss							$(16,663)

Balance as of June 30, 2003	11,725	15,097,371	151	71,410	(174)	(82,857)		255
Net income	—	—	—	—	—	14,194	$14,194	14,194
Change in value of cash flow hedge, net of tax					174		174	174

Total comprehensive income							$14,368

Balance as of June 30, 2004	$11,725	15,097,371	$151	$71,410	$—	$(68,663)		$14,623

The accompanying notes are an integral part of
the consolidated financial statements.

GRUBB & ELLIS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2004, 2003 and 2002
(in thousands, except share data)

	2004	2003	2002
Cash Flows from Operating Activities:
Net income (loss)	$14,194	$(16,772)	$(15,477)
Adjustments to reconcile net income (loss) to net cash
Provided by (used in) operating activities:
Deferred tax benefit	—	(5,197)	(2,893)
Increase (decrease) in deferred tax asset valuation allowance	(3,000)	7,707	5,214
Depreciation and amortization	6,736	7,802	10,706
Accrued severance, office closure and other special charges	3,224	9,500	374
Payment of accrued severance	(3,235)	(3,007)	—
Payment of office closure costs	(998)	(1,157)	(107)
Provision (recovery) for services fees receivable valuation allowances	25	84	(229)
Net receipt of tax refunds	398	6,473	1,576
Funding of multi-year service contracts	(903)	(2,361)	(793)
Decrease in services fees receivable	637	1,727	4,724
(Increase) decrease in prepaid income taxes	21	(252)	(3,868)
(Increase) decrease in prepaid and other assets	(1,830)	1,061	1,662
Increase (decrease) in accounts and commissions payable	3,599	(3,370)	(255)
Increase (decrease) in accrued compensation and employee benefits	(2,585)	(3,770)	2,828
Increase (decrease) in accrued claims and settlements	(1,851)	(449)	1,328
Increase (decrease) in other liabilities	99	736	(471)

Net cash provided by (used in) operating activities	14,531	(1,245)	4,319

Cash Flows from Investing Activities:
Purchases of equipment, software and leasehold improvements	(1,222)	(2,933)	(5,147)
Cash received (paid) related to acquired businesses, net of cash acquired	125	(400)	(2,295)

Net cash used in investing activities	(1,097)	(3,333)	(7,442)

Cash Flows from Financing Activities:
Repayment of credit facility debt	—	(4,450)	(11,250)
Borrowings on credit facility debt	25,000	5,000	6,000
Repayment of borrowings from affiliate	(32,300)	—	(5,000)
Borrowings on note payable — affiliate	—	4,000	16,237
Repayment on note payable — affiliate	(4,000)	—	—
Proceeds from issuance of common stock, net	—	273	1,079
Proceeds from stock warrant exercises, net	—	—	4,163
Repurchase of common stock	—	(163)	—
Issuance costs and deferred financing fees	(1,101)	(229)	(1,269)

Net cash provided by (used in) financing activities	(12,401)	4,431	9,960

Net increase (decrease) in cash and cash equivalents	1,033	(147)	6,837
Cash and cash equivalents at beginning of the year	13,938	14,085	7,248

Cash and cash equivalents at end of the year, including restricted deposits of $3,340 and $3,315 in June 30, 2004 and 2003	$14,971	$13,938	$14,085

The accompanying notes are an integral part of
the consolidated financial statements.

GRUBB & ELLIS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

     (a) The Company

     Grubb & Ellis Company (the “Company”) is a full service commercial real estate company that provides services to real estate owners/investors and tenants including transaction services involving leasing, acquisitions and dispositions, and property and facilities management services. Additionally, the Company provides consulting and strategic services with respect to commercial real estate.

     (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Grubb & Ellis Company, and its wholly owned subsidiaries, including Grubb & Ellis Management Services, Inc. (“GEMS”), which provides property and facilities management services. All significant intercompany accounts have been eliminated.

     The Company consolidates all entities for which it has a controlling financial interest evidenced by ownership of a majority voting interest. Investments in corporations and partnerships in which the Company does not have a controlling financial interest or majority interest are accounted for on the equity method of accounting.

     In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities and Interpretation of Accounting Research Bulletin (ARB) No. 51 (“FIN 46”)”. FIN 46 introduces a new consolidation model, the variable interest model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The consolidation provisions of FIN 46 apply immediately to variable interests in variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise that is a public company holds a variable interest that it acquired before February 1, 2003. The Company has reviewed the provisions of FIN 46 and has determined that it does not have an impact on the Company’s financial condition and results of operations.

     (c) Basis of Presentation

     The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including disclosure of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (d) Revenue Recognition

     Real estate sales commissions are recognized at the earlier of receipt of payment, close of escrow or transfer of title between buyer and seller. Receipt of payment occurs at the point at which all Company services have been performed, and title to real property has passed from seller to buyer, if applicable. Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees are recognized at the time the related services have been performed by the Company, unless future contingencies exist. Consulting revenue is recognized generally upon the delivery of agreed upon services to the client.

     In regard to management and facility service contracts, the owner of the property will typically reimburse the Company for certain expenses that are incurred on behalf of the owner, which are comprised primarily of employee salaries and related benefit costs. The amounts, which are to be reimbursed per the terms of the services contract, are recognized as revenue by the Company in the same period as the related expenses are incurred. These fees totaled approximately $138.4 million, $134.9 million and $118.0 million during the fiscal years ended June 30, 2004, 2003 and 2002, respectively. See Note 1(p) of Notes to Consolidated Financial Statements for additional information.

     (e) Costs and Expenses

     Real estate transaction services and other commission expenses are recognized concurrently with the related revenue. All other costs and expenses are recognized when incurred.

     (f) Accounting for Stock-Based Compensation

     Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation (“Statement 123”)” allows companies to either account for stock-based compensation under the provisions of Statement 123 or under the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”). The Company elected to continue accounting for stock-based compensation to its employees under the provisions of APB 25. Accordingly, because the exercise price of the Company’s employee stock options equals or exceeds the fair market value of the underlying stock on the date of grant, no compensation expense is recognized by the Company. If the exercise price of an award is less than the fair market value of the underlying stock at the date of grant, the Company recognizes the difference as compensation expense over the vesting period of the award.

     The Company, however, is required to provide pro forma disclosure as if the fair value measurement provisions of Statement 123 had been adopted. See Note 11 of Notes to Consolidated Financial Statements for additional information.

     (g) Income Taxes

     Deferred income taxes are recorded based on enacted statutory rates to reflect the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets, such as net operating loss carryforwards, which will generate future tax benefits are recognized to the extent that realization of such benefits through future taxable earnings or alternative tax strategies in the foreseeable short term future is more likely than not.

     (h) Cash and Cash Equivalents

     Cash and cash equivalents consist of demand deposits and highly liquid short-term debt instruments with maturities of three months or less from the date of purchase and are stated at cost. Cash and cash equivalents whose use are restricted due to various contractual constraints, the majority of which relate to the Company’s insurance policies, totaled $3,340,000 and $3,315,000 as of June 30, 2004 and 2003, respectively.

     Cash payments for interest were approximately $2,435,000, $2,721,000 and $2,892,000 for each of the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Cash payments for income taxes for the fiscal years ended June 30, 2004, 2003 and 2002 were approximately $164,000, $180,000 and $360,000, respectively. Cash refunds for income taxes totaling approximately $398,000, $6,473,000 and $1,576,000 were received in the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

     (i) Transaction Service Contracts

     The Company holds multi-year service contracts with certain key transaction professionals for which cash payments were made to the professionals upon signing, the costs of which are being amortized over the lives of the respective contracts, which are generally two to three years. Amortization expense relating to these contracts of $1.3 million, $1.6 million and $2.1 million was recognized in fiscal years 2004, 2003 and 2002, respectively.

     (j) Equipment, Software and Leasehold Improvements

     Equipment, software and leasehold improvements are recorded at cost. Depreciation of equipment is computed using the straight-line method over their estimated useful lives ranging from three to seven years. Software costs consist of costs to purchase and develop software. Costs related to the development of internal use software are capitalized only after a determination has been made as to how the development work will be conducted. Any costs incurred in the preliminary project stage prior to this determination are expensed when incurred. Also, once the software is substantially complete and ready for its intended use, any further costs related to the software such as training or maintenance activities are also expensed as incurred. Amortization of the development costs of internal use software programs begins when the related software is ready for its intended use. All software costs are amortized using a straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over their useful lives not to exceed the terms of the respective leases. Maintenance and repairs are charged to expense as incurred.

     (k) Goodwill

     Goodwill, representing the excess of the cost over the fair value of the net tangible assets of acquired businesses, is stated at cost and was amortized prior to July 1, 2002 on a straight-line basis over estimated future periods to be benefited, which ranged from 15 to 25 years. Accumulated amortization amounted to approximately $5,815,000 at June 30, 2004 and 2003. The Company wrote-off $2.2 million of unamortized goodwill in 2004 related to the disposition of a consulting services group. See Note 15 of Notes to Consolidated Financial Statements for additional information.

     Prior to July 1, 2002, the net carrying value of goodwill was reviewed by management if facts and circumstances, such as significant declines in revenues or number of professionals, suggested that an impairment existed. If an impairment was identified as a result of such reviews, the Company would measure it by comparing undiscounted cash flows of a specific acquired business with the carrying value of goodwill associated therewith. If the future estimated undiscounted cash flows were not sufficient to recover the carrying value of such goodwill, such asset would be adjusted to its fair value through a charge to operations.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

     The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the quarter ended September 30, 2002 and completed the transitional impairment test of goodwill as of July 1, 2002 and the annual impairment test as of June 30, 2004 and 2003. The Company has determined that no goodwill impairment will impact the earnings and financial position of the Company as of those dates. Application of the non-amortization provisions of the Statement resulted in a decrease in depreciation and amortization expense and a corresponding increase in net operating income of approximately $1.6 million for fiscal year 2003 as compared to the same period in 2002, or $0.11 per share.

     (l) Accrued Claims and Settlements

     The Company has maintained partially self-insured and deductible programs for errors and omissions, general liability, workers’ compensation and certain employee health care costs. Reserves for such programs are included in accrued claims and settlements and compensation and employee benefits payable, as appropriate. Reserves are based on the aggregate of the liability for reported claims and an actuarially-based estimate of incurred but not reported claims.

     (m) Financial Instruments

     Statements of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Balance Sheets. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, receivables and obligations under accounts payable and debt instruments, approximate their fair values, based on similar instruments with similar risks.

     (n) Fair Value of Derivative Instruments and Hedged Items

The Financial Accounting Standards Board issued Statement of Financial Accounting (“SFAS”) No. 138 “Accounting for Derivative Instruments and Hedging Activities” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. The Company became subject to the requirements of SFAS No. 133 during March 2001, as a result of entering into two interest rate swap agreements in conjunction with the then existing credit agreement. See Note 6 of Notes to Consolidated Financial Statements for additional information. SFAS No. 133 may increase or decrease reported net income and stockholders’ equity prospectively, depending on future levels of interest rates, the computed “effectiveness” of the derivatives, as that term is defined by SFAS No. 133, and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

     (o) Costs Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board issued Statement 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires liabilities for costs associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred.

     The Company records a liability for one-time termination benefits at the date the plan of termination meets certain criteria including appropriate management approval, specificity as to employee and benefits to be provided and an indication that significant changes to the plan are unlikely. If the employees are required to render service until they are terminated in order to receive the termination benefits beyond the minimum retention period as defined in the Statement, the Company will recognize the liability ratably over the retention period.

     The Company records a liability for certain operating leases based on the fair value of the liability at the cease-use date. The fair value is determined based on the remaining lease rentals and any termination penalties, and is reduced by estimated sublease rentals.

     (p) Reclassifications

     Certain expenses related to salaries, wages and benefits, and selling, general and administrative costs are direct costs incurred to generate services revenues. The Company has reclassified those costs incurred during the fiscal years ended June 30, 2003 and 2002 to salaries, wages, benefits and other direct costs to conform to the current year presentation.

     Certain other amounts in prior periods have been reclassified to conform to the current year presentation. Such reclassifications have not changed previously reported results of operations or cash flow.

     2. Services Fees Receivable, net

     Services fees receivable at June 30, 2004 and 2003 consisted of the following (in thousands):

	2004	2003
Transaction services fees receivable	$4,205	$5,246
Management services fees receivable	7,561	7,157
Allowance for uncollectible accounts	(714)	(689)

Total	11,052	11,714
Less portion classified as current	10,810	11,452

Non-current portion (included in other assets)	$242	$262

     The following is a summary of the changes in the allowance for uncollectible services fees receivable for the fiscal years ended June 30, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Balance at beginning of year	$689	$605	$834
Provision for bad debt	25	84	—
Recovery of allowance	—	—	(229)

Balance at end of year	$714	$689	$605

3. Equipment, Software and Leasehold Improvements, net

     Equipment, software and leasehold improvements at June 30, 2004 and 2003 consisted of the following (in thousands):

	2004	2003
Furniture, equipment and software systems	$42,580	$43,423
Leasehold improvements	5,966	6,734

Total	48,546	50,157
Less accumulated depreciation and amortization	38,681	36,198

Equipment, software and leasehold improvements, net	$9,865	$13,959

     The Company wrote off approximately $2.8 million of furniture and equipment during the fiscal years ended June 30, 2004 and 2003. Approximately $2.6 million and $2.4 million of accumulated depreciation and amortization expense had been recorded on these assets prior to their disposition in the fiscal years ended June 30, 2004 and 2003, respectively.

     4. Earnings (Loss) Per Common Share

     Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“Statement 128”) requires disclosure of basic earnings per share that excludes any dilutive effects of options, warrants, and convertible securities and diluted earnings per share.

     The following table sets forth the computation of basic and diluted earnings per common share from continuing operations (in thousands, except per share data):

	For the fiscal year ended June 30,
	2004	2003	2002
Basic earnings per common share:
Net income (loss)	$14,194	$(16,772)	$(15,477)
Preferred stock dividends accrued	(1,618)	(1,130)	—

Net income (loss) to common stockholders	$12,576	$(17,902)	$(15,477)

Weighted average common shares outstanding	15,097	15,102	14,148

Net income (loss) per common share outstanding – basic	$0.83	$(1.19)	$(1.09)

Diluted earnings per common share:
Net income (loss)	$14,194	$(16,772)	$(15,477)
Preferred stock dividends accrued	(1,618)	(1,130)	—

Net income (loss) to common stockholders	$12,576	$(17,902)	$(15,477)

Weighted average common shares outstanding	15,097	15,102	14,148
Effect of dilutive securities:
Stock options and warrants	4	—	—

Weighted average common shares outstanding	15,101	15,102	14,148

Net income (loss) per common share outstanding – diluted	$0.83	$(1.19)	$(1.09)

     Additionally, options outstanding to purchase shares of common stock, the effect of which would be anti-dilutive, were 1,179,023, 1,601,091, and 2,816,861 at June 30, 2004, 2003 and 2002, respectively, and were not included in the computation of diluted earnings per share either because an operating loss was reported or, in 2004, the option exercise price was greater than the average market price of the common shares.

     5. Credit Facility Debt

     Fiscal 2004

     Effective June 11, 2004, the Company entered into a $40 million senior secured credit agreement with Deutsche Bank, which has a three-year term with a one-year extension option and is comprised of a $25 million term loan facility and a $15 million revolving credit facility. Repayment of the credit agreement is collateralized by substantially all of the Company’s assets. The new credit arrangement replaced the Company’s $27.3 million senior credit facility and $4 million subordinated loan held by Kojaian Capital, LLC and Kojaian Funding, LLC, respectively.

     The Company used proceeds from the $25 million term loan portion of the new credit facility, along with cash reserves of approximately $7.6 million, to pay off all of its outstanding credit obligations and closing costs which totaled $1.1 million. The interest rate for revolving or long-term advances under the credit facility will be, at the election of the Company, either (i) Deutsche Bank’s prime lending rate plus 2.50%, or (ii) the London interbank offered rate of major banks for deposits in U.S. dollars (LIBOR), plus 3.50%. The Company will not be subject to principal amortization under the term loan for the first two years. The credit agreement also contains customary covenants related to limitations on indebtedness, acquisition, investments and dividends, and maintenance of certain financial ratios and minimum cash flow levels.

     The Company has no borrowings outstanding on the revolving credit facility. Scheduled principal payments on the term loan, excluding the exercise of the one year extension option, are as follows (in thousands):

Year Ending
June 30	Amount
2005	$—
2006	2,000
2007	23,000

$25,000

     Fiscal 2002

     Effective March 8, 2002, the Company completed a restructuring of its credit arrangements with Bank of America, N.A. as agent and lender, along with various other financial institutions, that was effected in accordance with the terms and conditions of a third amendment to the then existing credit agreement. Among other things, the third amendment deferred payment of $5,000,000 of principal amortization, revised certain financial covenants relating to the Company’s cash flows and operations, and ultimately reduced the credit revolver portion of the facility to $5,000,000 in June 2002.

     Simultaneously with the third amendment, the Company, Bank of America (as administrative agent), and Warburg, Pincus Investors, L.P. (“Warburg Pincus”) also entered into an option purchase agreement whereby Warburg Pincus funded a $5,000,000 convertible subordinated promissory note and the Company had the right to require Warburg Pincus to deliver an additional $6,000,000 in the form of a convertible subordinated promissory note in June 2002. The subordinated notes were demand obligations bearing interest at the rate of 15% per annum, compounded quarterly, although no payments of interest or principal were permitted until the credit facility was terminated. In addition, all principal and interest and reasonable costs evidenced by the subordinated notes were subject to conversion generally at the option of the holder, into 11,000 shares of the Company’s newly created Series A Preferred Stock, subject to adjustment for accrued interest thereon, having a stated value of $1,000 per share.

     The Company also received the right to replace and terminate all debt and equity securities issued and issuable under the above Warburg Pincus financing arrangements, upon the receipt of at least approximately $15,000,000 from the sale of equity or subordinated debt securities, and the tendering to Warburg Pincus of (i) the entire principal amount of any outstanding subordinated notes, up to $11,000,000, plus accrued interest thereon and reasonable costs with respect thereto, and (ii) the sum of $4,158,431, to re-purchase 1,337,358 shares of common stock acquired by Warburg Pincus in January 2002. On May 13, 2002, the Company exercised these rights and entered into a replacement financing arrangement with Kojaian Ventures, L.L.C. See Note 8 of Notes to Consolidated Financial Statements for additional information.

     The Company was subject to certain financial covenants pursuant to the terms of its credit agreement, including minimum cash flow levels it must achieve. Beginning December 20, 2002, the Company received a series of waivers through June 6, 2003 from the banks with respect to any default regarding the minimum cash flow levels for the quarters ended December 31, 2002 and March 31, 2003 which levels were not achieved. The waiver also provided for an increase in interest rates of 50 basis points on borrowings until such time as the outstanding principal due fell below $24.0 million, and accelerated certain principal repayments of $1.7 million, which were made in the quarter ended March 31, 2003.

     In May 2003, an affiliated entity of the Company’s controlling stockholder and Chairman agreed to acquire the Company’s credit agreement from the banks. This transaction was effected on June 6, 2003. (See Note 6 of Notes to Consolidated Financial Statements for additional information.)

     6. Credit Facility Debt – Affiliate

     Kojaian Capital, L.L.C. (the “New Lender”), an affiliated entity of the Company’s controlling stockholder and Chairman, acquired the Company’s then existing credit agreement from the banks on June 6, 2003. On June 20, 2003, the Company and the New Lender entered into a sixth amendment to the credit agreement which, among other things, deferred further amortization of principal until September 30, 2004, and eliminated certain minimum cash flow and fixed charge ratio covenant requirements through June 30, 2004.

     Borrowings under the credit revolver portion of the facility, totaling $5.0 million, were repaid on October 31, 2003 from cash generated by the Company’s operations, while the term loan portion of the facility was repaid in conjunction with the refinancing of the Company’s credit arrangements in June 2004. See Note 5 of Notes to Consolidated Financial Statements for additional information.

     Interest on outstanding borrowings under this credit facility were based upon Bank of America’s prime rate and/or a LIBOR based rate plus, in either case, an additional margin based upon a particular financial leverage ratio of the Company. The average interest rate incurred by the Company on outstanding borrowings during fiscal years 2004 and 2003, was 5.5% and 5.70% respectively. Direct expenses related to this facility totaled approximately $1,273,000 and were recorded as deferred financing fees and amortized over the term of the agreement. Unamortized fees totaling $317,000 were written off upon repayment of the term loan in June 2004.

     The variable interest rate structure of this credit agreement exposed the Company to risks associated with changes in the interest rate markets. Consequently, the Credit Agreement required the

Company to enter interest rate protection agreements, within 90 days of the date of the agreement, initially fixing the interest rates on not less than 50% of the aggregate principal amount of the term loan scheduled to be outstanding for a period of not less than three years. The Company subsequently established risk management policies and procedures to manage the cost of borrowing obligations, which include the use of interest rate swap derivatives to fix the interest rate on debt with floating rate indices. Further, the Company prohibits the use of derivative instruments for trading or speculative purposes. In March 2001, the Company entered into two interest rate swap agreements for a three year term, with banks that were original parties to the Credit Agreement. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. Through March 31, 2004, the expiration date of the agreements, the Company had varying notional amount interest rate swaps outstanding in which the Company paid a fixed rate of 5.18% and received a three-month LIBOR based rate from the counter-parties.

     7. Note Payable – Affiliate

     Kojaian Funding, L.L.C., another affiliated entity of the Company’s controlling stockholder and Chairman, made a $4 million subordinated loan to the Company on May 9, 2003 for working capital purposes. The Company was obligated to pay interest only on the Subordinated Loan during its term at the rate of 10% per annum, payable monthly in arrears. The entire principal amount of the Subordinated Loan was due on July 15, 2004, although it was prepaid without penalty in connection with the refinancing of the Company’s credit with Deutsche Bank effective June 11, 2004. See Note 5 of Notes to Consolidated Financial Statements for additional information.

     The material terms and conditions of the Subordinated Loan were negotiated by a special committee comprised of the disinterested member of the Company’s board of directors, which committee was established for such purpose. The special committee recommended the entering into of the Subordinated Loan to the full board of directors of the Company, which unanimously approved such terms.

     8. Issuance of Preferred Stock

     On May 13, 2002, the Company effected a closing of a financing with Kojaian Ventures, L.L.C. (“KV”) which is wholly-owned by the Company’s controlling stockholder and Chairman, who, along with his father, owned, subsequent to the closing of the KV financing, approximately 20% of the Company’s issued and outstanding Common Stock. In addition, certain affiliated real estate entities of KV, in the aggregate, are substantial clients of the Company. The Company accepted the financing offered by KV based, in part, upon the fact that the KV financing, which replaced the financing provided by Warburg Pincus in March 2002 (see Note 5 of Notes to Consolidated Financial Statements for additional information), was on more favorable terms and conditions to the Company than the Warburg Pincus financing.

     Accordingly, on the closing of the KV financing on May 13, 2002, KV paid to the Company an aggregate of $15,386,580 which provided the Company with the necessary funds, which the Company used, to (i) repay a $5,000,000 subordinated note, accrued interest thereon of $137,500 and out-of-pocket expenses of $100,000, (ii) repurchase, at cost, 1,337,358 shares of Common Stock held by Warburg Pincus for a price per share of $3.11, or an aggregate purchase price of $4,158,431, and (iii) pay down $6,000,000 of revolving debt under the Company’s then existing credit agreement. In exchange therefore, KV received (i) a convertible subordinated note in the principal amount of $11,237,500 (the “KV Debt”), and (ii) 1,337,358 shares of Common Stock at a price of $3.11 per share. The form of KV’s financing was substantially identical to the form of the Warburg Pincus financing arrangements, provided, however, that the KV Debt was more favorable to the Company in two (2) material respects.

     First, the interest rate on the KV Debt was 12% per annum as opposed to 15% per annum. Similarly, the Series A Preferred Stock into which the KV Debt was converted has a coupon of 12% per annum, compounded quarterly, rather than 15% per annum, compounded quarterly. Second, the preference with respect to the Series A Preferred Stock that KV received was more favorable to the holders of the Company’s Common Stock than the Series A Preferred Stock that was to be issued to Warburg Pincus. Specifically, the holder of the Series A Preferred Stock has a preference over the Company’s Common Stock in the event that the Company undergoes a liquidation, dissolution or certain change in control transactions. That is, the holder of the Series A Preferred Stock is entitled to be paid with respect to its Series A Preferred Stock prior to holders of Common Stock are entitled to be paid with respect to their Common Stock in the event of a liquidation, dissolution or certain change in control transactions involving the Company. The preference on liquidation, dissolution and certain change in control transactions with respect to the Series A Preferred Stock issued to KV is the greater of (i) 2 times the face value of the Series A Preferred Stock, plus the accrued dividend thereon at the rate of 12% per annum, or (ii) the equivalent of 40% percent of the consideration to be paid to all the equity holders of the Company on an “Adjusted Outstanding Basis” (as defined in the underlying documents). Contrastingly, the Senior A Preferred Stock that was to be issued to Warburg Pincus was to have a preference on liquidation, dissolution and certain change in control transactions equal to the greater of (i) 2 times the face value of the Series A Preferred Stock, plus the accrued dividends thereon at the rate of 15% per annum, or (ii) the equivalent of 50% of the consideration to be paid to all equity holders of the Company on a fully diluted basis.

On September 19, 2002, the conversion rights existing under the KV Debt were exercised. As a result of this conversion, 11,725 shares of the Company’s Series A Preferred Stock were issued to KV, having a stated value of $1,000 per share. The outstanding related party principal and interest obligations totaling $11,725,000 were reclassified to stockholders’ equity on the date of conversion. Issuance costs of $783,000, previously offset against the note obligations, were also reclassified as a reduction of additional paid-in capital. Accrued dividends compound quarterly on the preferred stock and totaled approximately $2.7 million at June 30, 2004.

As noted above, the Series A Preferred Stock has a preference over the Company’s Common Stock upon liquidation, dissolution and certain change of control transactions. In addition, although the Series A Preferred Stock is not convertible into Common Stock (or any other securities of the Company) it votes along with the Common Stock on all matters that are subject to the vote of common stockholders. The voting power of the Series A Preferred Stock, after final contractual adjustments, is equal to 952 shares of Common Stock for each share of Series A Preferred Stock, or a total of 11,162,200 Common Stock equivalents. As a consequence, upon the issuance of the Series A Preferred Stock to KV on September 19, 2002, there was a change in the voting control of the Company, as the voting power of the Series A Preferred Stock (11,162,200 Common Stock equivalents), along with the 3,762,884 shares of outstanding Common Stock now owned by KV and its affiliates (approximately 25% of the outstanding Common Stock of the Company), represents approximately 57% of the total voting power of the Company. The Series A Preferred Stock is not subject to redemption. Warburg Pincus Investors Liquidating Trust (as successor to Warburg Pincus), which currently owns approximately 39% of the outstanding Common Stock of the Company, has approximately 22% of the total voting power.

9. Securities Exchange Listing

     On October 17, 2002, the Company’s common stock was de-listed from the New York Stock Exchange (“NYSE”) due to the Company’s book value and market capitalization value being below the minimum levels required by the NYSE’s listing standards. The Company’s common stock commenced trading on the over-the-counter market (“OTC”) effective October 17, 2002, under the symbol GBEL.OB, and ceased trading on the NYSE prior to the opening that day.

10. Income Taxes

     The Company maintains a fiscal year ending June 30 for financial reporting purposes and a calendar year for income tax reporting purposes. The provision for income taxes for the fiscal years ended June 30, 2004, 2003 and 2002, consisted of the following (in thousands):

	2004	2003	2002
Current
Federal	$1,371	$(245)	$(4,051)
State and local	150	167	381

	1,521	(78)	(3,670)
Deferred	(4,342)	2,510	2,483

Net provision (benefit)	$(2,821)	$2,432	$(1,187)

     The Company recorded prepaid taxes totaling approximately $251,000 and $669,000 as of June 30, 2004 and 2003, respectively. Included in these assets are tax refund receivables resulting from filed state returns totaling approximately $109,000 and $476,000 at June 30, 2004 and 2003, respectively. Also included are tax effected operating loss carrybacks totaling approximately $142,000 and $193,000 at June 30, 2004 and 2003, respectively, which the Company will realize or has realized primarily against state tax liability payments made in prior tax years. The Company also received net tax refunds of approximately $398,000 and $6,473,000, during fiscal years 2004 and 2003, primarily related to its state and federal tax carrybacks, respectively.

     At June 30, 2004, federal income tax operating loss carryforwards (“NOL’s”) were available to the Company in the amount of approximately $23.2 million, which expire from 2008 to 2023. Utilization of certain of these net operating loss carryforwards totaling $3.4 million is limited to approximately $960,000 per year, pursuant to Section 382 of the Internal Revenue Code (“Code”) relating to a prior ownership change.

     The Company’s effective tax rate on its income before taxes differs from the statutory federal income tax rate as follows for the fiscal years ended June 30:

	2004	2003	2002
Federal statutory rate	34.0%	35.0%	34.0%
State and local income taxes (net of federal tax benefits)	5.3	5.2	5.2
Meals and entertainment	2.9	(2.2)	(2.2)
Change in valuation allowance	(26.4)	(53.8)	(31.3)
Utilization of net operating loss carryforwards	(11.8)	—	—
Insurance claim payment	(15.6)	—	—
Severance and office closure payments	(8.6)	—	—
Goodwill amortization and other	(4.6)	2.6	1.4
Non-deductible executive compensation	—	(3.8)	—

Effective income tax rate	(24.8)%	(17.0)%	7.1%

     The Company recorded a decrease of approximately $7.9 million and an increase of approximately $7.7 million in the valuation allowance it carries against its deferred tax assets during fiscal 2004 and 2003, respectively. The current year decrease related to the realization of temporary differences which had previously been fully reserved, as well as the likelihood the Company would realize a portion of the deferred assets in future periods.

     Deferred income tax liabilities or assets are determined based on the differences between the financial statement and tax basis of assets and liabilities. The components of the Company’s deferred tax assets and liabilities are as follows as of June 30, 2004 and 2003 (in thousands):

	2004	2003
Deferred tax assets:
NOL and credit carryforwards	$10,135	$11,764
Insurance reserves	2,376	3,788
Commission and fee reserves	777	745
Office closure reserves	1,072	1,232
Claims and settlements	331	697
Other	1,207	2,105

Deferred tax assets	15,898	20,331
Less valuation allowance	(9,599)	(17,452)

	6,299	2,879
Deferred tax liabilities	(3,299)	(2,879)

Net deferred tax assets	$3,000	$—

Current	$3,000	$—

Long Term	$—	$—

10. Stock Options, Warrants, Stock Purchase and 401(k) Plans

     Stock Option Plans

     Changes in stock options were as follows for the fiscal years ended June 30, 2004, 2003, and 2002:

	2004		2003		2002
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Stock options outstanding at the beginning of the year	1,601,091	$2.00 to $16.44	2,816,861	$1.88 to $16.44	2,554,515	$1.88 to $16.44
Granted	150,000	$0.92	10,000	$2.00	868,000	$2.60 to $4.95
Lapsed or canceled	(422,068)	$2.85 to $13.50	(1,225,770)	$1.88 to $13.50	(577,777)	$4.25 to $13.50
Exercised	—	—	—	—	(27,877)	$1.88 to $4.25

Stock options outstanding at the end of the year	1,329,023	$0.92 to $16.44	1,601,091	$2.00 to $16.44	2,816,861	$1.88 to $16.44

Exercisable at end of the year	1,103,356		1,129,466		1,267,861

     Additional information segregated by relative ranges of exercise prices for stock options outstanding as of June 30, 2004 is as follows:

			Weighted	Weighted
			Average	Average
		Weighted	Exercise	Exercise
Exercise		Average Years	Price-Outstanding	Price-Exercisable
Price	Shares	Remaining Life	Shares	Shares
$0.92 to $3.05	415,500	8.37	2.20	2.43
$3.75 to $8.94	464,023	4.61	6.49	6.50
$11.13 to $16.44	449,500	3.13	11.90	11.90

	1,329,023

     Weighted average information per share with respect to stock options for fiscal years ended June 30, 2004 and 2003 is as follows:

	2004	2003
Exercise price:
Granted	$0.92	$2.00
Lapsed or canceled	5.30	5.36
Outstanding at June 30	6.98	7.00
Remaining life	5.28 years	6.03 years

     The Company’s 1990 Amended and Restated Stock Option Plan, as amended, provides for grants of options to purchase the Company’s common stock for a total of 2,000,000 shares. At June 30, 2004, 2003 and 2002, the number of shares available for the grant of options under the plan were 1,029,345, 904,517 and 795,371, respectively. Stock options under this plan may be granted at prices from 50% up to 100% of the market price per share at the dates of grant, their terms and vesting schedules of which are determined by the Board of Directors.

     The Company’s 1993 Stock Option Plan for Outside Directors provides for an automatic grant of an option to purchase 10,000 shares of common stock to each newly elected independent member of the Board of Directors and an automatic grant of an option to purchase 8,000 shares at the successive four year service anniversaries of each such director. The exercise prices are set at the market price at the date of grant. The initial options expire five years from the date of grant and vest over three years from such date. The anniversary options vest over four years from the date of grant and expire ten years from such date. The plan was amended in November 1998 to increase the number of issuable shares authorized for the plan from 50,000 to 300,000 and to provide for the anniversary options. The number of shares available for grant was 236,000 at June 30, 2004, 2003 and 2002.

     The Company’s 1998 Stock Option Plan provides for grants of options to purchase the Company’s common stock. The plan authorizes the issuance of up to 2,000,000 shares, and had 1,129,219, 971,979, and 755,355 shares available for grant as of June 30, 2004, 2003 and 2002, respectively.

     Stock options under this plan may be granted at prices and with such other terms and vesting schedules as determined by the Compensation Committee of the Board of Directors, or, with respect to options granted to corporate officers, the full Board of Directors.

     The Company’s 2000 Stock Option Plan provides for grants of options to purchase the Company’s common stock. The plan authorizes the issuance of up to 1,500,000 shares, and had 1,350,000, 1,360,000 and 470,000 shares available for grant as of June 30, 2004, 2003 and 2002, respectively. Stock options under this plan may be granted at prices and with such other terms and vesting schedules as determined by the Compensation Committee of the Board of Directors, or, with respect to options granted to corporate officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, the full Board of Directors.

     Stock Warrants

     In July 1999, the Company issued a warrant to purchase 600,000 shares of the Company’s common stock at $6.25 per share to Aegon USA Realty Advisors, Inc., the parent company of Landauer Associates, Inc. (“LAI”), as part of the consideration granted in the acquisition of LAI. The warrant had a five-year life which expired in July 2004.

     During January 2002, warrants were exercised resulting in the issuance of 1,339,335 common shares and proceeds of approximately $4.2 million. Other warrants, representing 337,827 common shares, expired on January 29, 2002.

     Employee Stock Purchase Plan

     The Grubb & Ellis Company Employee Stock Purchase Plan provided for the purchase of up to 1,750,000 shares of common stock by employees of the Company at a 15% discount from market price, as defined, through payroll deductions. The numbers of shares purchased under this plan were

     193,532 and 178,012 during the fiscal years ended June 30, 2003 and 2002, respectively. This plan was suspended in May 2003.

     The Company has a 401(k) Plan covering eligible employees and provides that employer contributions may be made in common stock of the Company or cash. Discretionary contributions by the Company for the plans (net of forfeitures and reimbursements received pursuant to property and corporate facilities management services agreements) amounted to approximately $519,000 and $1,209,000 for the plan years ended December 31, 2003 and 2001, respectively. The Company did not provide for a company match to the 401(k) Plan for the plan year ended December 31, 2002.

     Pro Forma Information

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for options granted subsequent to July 1, 1996, and therefore includes grants under the 1990 Amended and Restated Stock Option Plan, 1993 Stock Option Plan for Outside Directors, 1998 Stock Option Plan and 2000 Stock Option Plan and purchases made under the Grubb & Ellis Employee Stock Purchase Plan, under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model. Weighted-average assumptions for options granted for fiscal years 2004, 2003 and 2002, respectively, are as follows:

	2004	2003	2002
Risk free interest rates	3.40%	3.83%	4.43%
Dividend yields	0%	0%	0%
Volatility factors of the expected market price of the common stock	.795	.393	.607
Weighted-average expected lives	6.00 years	6.00 years	6.00 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in these assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of options granted. The weighted average fair values of options granted by the Company in fiscal years 2004, 2003 and 2002 using this model were $0.65, $0.88 and $2.24, respectively.

     The Company accounts for its stock-based employee compensation plan under the intrinsic value method in accordance with APB 25. The Company has adopted the disclosure-only provisions of Statement 123, as amended by FASB Statement No. 148, “Accounting for Stock –Based Compensation – Transition and Disclosure (“FAS 148”)”.

Had the Company elected to adopt the fair value recognition provisions of FAS 123, pro forma net income and net income per share would be as follows (in thousands):

	For the fiscal year ended June 30,
	2004	2003	2002
Net income (loss) to common stockholders, as reported	$12,576	$(17,902)	$(15,477)
Add: Total stock-based employee compensation expense determined under the intrinsic value method for all awards, net of related tax effects	—	228	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(172)	(340)	(1,781)

Pro forma net income to common stockholders	$12,404	$(18,014)	$(17,258)

Net earnings per weighted average common share outstanding:
Basic – as reported	$0.83	$(1.19)	$(1.09)

Basic – pro forma	$0.82	$(1.19)	$(1.22)

Diluted – as reported	$0.83	$(1.19)	$(1.09)

Diluted – pro forma	$0.82	$(1.19)	$(1.22)

     Stock Repurchase Plan

     In August 1999, the Company announced a program through which it may repurchase up to $3.0 million of its common stock on the open market from time to time as market conditions warrant. As of June 30, 2004, the Company had repurchased 359,900 shares of stock at an aggregate price of approximately $2.0 million. No shares were repurchased under this program during fiscal years 2004, 2003 or 2002.

     12. Related Party Transactions

     The Company provides both transaction and management services to parties, which are related to principal stockholders and/or directors of the Company, primarily Kojaian affiliated entities (collectively, “Kojaian Companies”) and Archon Group, L.P. (“Archon”). In addition, the Company also paid asset management fees to the Kojaian Companies and Archon related to properties the Company manages on their behalf. Revenue earned by the Company for services rendered to these and other affiliates, including joint ventures, officers and directors and their affiliates, was as follows for the fiscal years ended June 30, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Transaction fees
Kojaian Companies	$330	$291	$700
Archon	1,819	1,663	4,176
Others	—	277	481

	2,149	2,231	5,357

	2004	2003	2002
Management fees
Kojaian Companies	10,468	10,274	11,957
Archon	3,613	5,291	8,122

	14,081	15,565	20,079
Less: asset management fees
Kojaian Companies	3,191	3,295	2,750
Archon	174	239	242

	10,716	12,031	17,087

Total	$12,865	$14,262	$22,444

     In August 2002, the Company entered into a lease for 16,800 square feet of office space in Southfield, Michigan within a building owned by an entity related to the Kojaian Companies. The lease provides for an annual average base rent of $365,400 over the ten year life of the lease.

     The Company entered into certain contractual employment and compensation agreements with its former chief executive, financial and operating officers during fiscal years 2002 and 2001. Terms of these agreements included, among other things, i) guaranteed initial year bonuses totaling $810,000, ii) loans totaling $1.8 million with repayment terms tied to retention bonuses and continued employment, iii) retention bonuses, net of taxes, sufficient to repay the executive loan obligations in (ii) above, and iv) options to purchase 850,000 shares of the Company’s common stock, exercisable at current market prices. All payments related to the guaranteed initial year bonuses, along with a retention bonus sufficient to repay $500,000 of the loans, were paid in June and July 2002.

     In July 2002, the Chief Operating Officer’s employment agreement with the Company was terminated, and in March 2003, the Company disclosed that the Company’s Chief Executive Officer and Chief Financial Officer had resigned. In addition, the Company entered into a separation agreement with its General Counsel who resigned effective July 2, 2003. Severance charges totaling approximately $3.4 million were recognized during fiscal year 2003 relating to these events. (See Note 15 of Notes to Consolidated Financial Statements for additional information.) None of the options to purchase 850,000 common stock shares were exercised and the option grants were cancelled upon the officers’ employment terminations.

     In the fourth quarter of fiscal year 2004, the Company accrued for the payment of $100,000 in legal fees on behalf of C. Michael Kojaian and Kojaian Ventures, L.L.C. (collectively, the “Kojaian Parties”) and $60,000 in legal fees on behalf of Warburg Pincus Investors, L.P. (“Warburg Pincus”) in connection with each of them being named in a law suit filed in March 2004. Although the

     Company is not party to the litigation, the litigation expenses of the Kojaian Parties and Warburg Pincus are being paid by the Company pursuant to contractual indemnification obligations contained in various credit and security agreements entered into during fiscal 2002. Mr. Kojaian is the Chairman of the Board of the Company, and has majority-voting control of the Company, and Warburg Pincus owns approximately 39% of the issued and outstanding shares of the common stock of the Company. In addition, of the legal fees accrued on behalf of the Kojaian Parties, $20,000 are payable to the law firm of Young and Susser. Rodger D. Young, a member of the Company’s Board of Directors since April 2003, is a partner of Young and Susser. The litigation is presently ongoing and the ultimate dollar amount of the Company’s indemnity obligations to the Kojaian Parties and Warburg Pincus cannot be determined at this time.

     13. Commitments and Contingencies

     Non-cancelable Operating Leases

     The Company has non-cancelable operating lease obligations for office space and certain equipment ranging from one to nine years, and sublease agreements under which the Company acts as sublessor.

     The office space leases provide for annual rent increases based on the Consumer Price Index, or other specific terms, and typically require payment of property taxes, insurance and maintenance costs.

     Future minimum payments under non-cancelable operating leases with an initial term of one year or more were as follows at June 30, 2004 (in thousands):

Year Ending
June 30,	Lease Obligations
2005	$16,331
2006	12,430
2007	9,160
2008	6,878
2009	4,711
Thereafter	4,710

     Subsequent to June 30, 2004, the Company also entered into lease amendment agreements which resulted in additional future minimum net lease obligations totaling $1.1 million for the fiscal year ending June 30, 2005 and a reduction in future minimum net lease obligations totaling $164,000 thereafter.

     Lease and rental expense for the fiscal years ended June 30, 2004, 2003 and 2002 amounted to $20,187,000, $21,678,000, and $22,695,000, respectively.

     Environmental

     A corporate subsidiary of the Company owns a 33% interest in a general partnership, which in turn owns property in the State of Texas which is the subject of an environmental assessment and remediation effort, due to the discovery of certain chemicals related to a release by a former bankrupted tenant of dry cleaning solvent in the soil and groundwater of the partnership’s property and adjacent properties. The Company has no financial recourse available against the former tenant due to its insolvency. Prior assessments had determined that minimal costs would be incurred to remediate the release. However, subsequent findings at and around the partnership’s property have increased the probability that additional remediation costs will be necessary. The partnership is working with the Texas Natural Resource Conservation Commission and the local municipality to implement a multi-faceted plan, which includes both remediation and ongoing monitoring of the affected properties. Although the partnership’s other partners have made all past contributions and are expected to make all future required contributions, there can be no assurances to this effect. The Company’s share of anticipated costs to remediate and monitor this situation is estimated at approximately $1,057,000, based upon a comprehensive project plan prepared by an independent third party environmental remediation firm. As of June 30, 2004, approximately $724,000 of this amount has been paid and the remaining $333,000 has been reflected as a loss reserve for such matters in the consolidated balance sheet. The Company’s management believes that the outcome of these events will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

     Insolvent Insurance Provider

     In fiscal years 1999 and 2000, the Company’s primary errors and omissions insurance carrier was Reliance Insurance Company (of Illinois and California, collectively “Reliance”). The Company had four open claims that were covered by Reliance policies in which defense and/or settlement costs exceeded a self-insured retention.

     In October 2001, Reliance was placed in liquidation by order of the Commonwealth of Pennsylvania, which casts doubt on the recovery from Reliance of the Company’s open claims. The Company established loss reserves for the estimated settlement costs of the claims and all of the claims have now been resolved. The Company is seeking reimbursement for the costs of defense, settlement and/or judgment in excess of the self-insured retention from the liquidator. The Company is unable to estimate the probability and timing of any potential reimbursement at this time, and therefore, has not assumed any potential recoveries in establishing its reserves.

     Sales Tax on Client Purchases

     Grubb & Ellis Management Services, Inc. v. Connecticut Department of Revenue Services, was filed in the Connecticut Superior Court, Tax Session, Judicial District of New Britain, in October 2002 to appeal an assessment of sales tax against the Company related to purchases made on behalf of the Company’s clients from 1993 through 1996. The Company filed this judicial appeal after exhausting its administrative appeal remedy within the Department of Revenue Services. There is no dispute that the state collected all appropriate sales tax when the vendors initially provided goods or services to the properties managed by the Company. The Company claims that no additional sales tax is owed where the property owners later replenished the operating accounts that were managed by the Company and used to pay the vendors.

     The Company reached a compromise settlement agreement with the Department of Revenue Services covering all time periods through October 31, 2003 related to this issue. Final closing documents were signed, and the lawsuit was dismissed, as of December 31, 2003. The settlement amount was paid and recorded against previously established loss reserves in the Company’s consolidated financial statements during the third fiscal quarter of 2004. The closing agreement provides guidance for future tax treatment of purchases made on behalf of the Company’s clients in Connecticut.

     General

     The Company is involved in various claims and lawsuits arising out of the conduct of its business, as well as in connection with its participation in various joint ventures and partnerships, many of which may not be covered by the Company’s insurance policies. In the opinion of management, the eventual outcome of such claims and lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.

     14. Concentration of Credit Risk

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and interest-bearing investments. Users of real estate services account for a substantial portion of trade receivables and collateral is generally not required. The risk associated with this concentration is limited due to the large number of users and their geographic dispersion.

     The Company places substantially all of its interest-bearing investments with major financial institutions and limits the amount of credit exposure with any one financial institution.

     The Company believes it has limited exposure to the extent of non-performance by the counterparties of each interest rate swap agreement as each counterparty is a major financial institution and, accordingly, the Company does not anticipate their non-performance.

     15. Severance, Office Closure and Other Special Charges

     During the fiscal year ended June 30, 2004, the Company completed the disposition of the Wadley-Donovan Group, through which the Company provided relocation and economic development consulting services. As a result of the disposition, the Company recorded a loss totaling approximately $2.4 million related primarily to the write-off of unamortized goodwill recorded when the original business was acquired in February 2002. The Company closed certain non-performing offices and recorded additional special charges of $855,000 related to office closure costs which consist primarily of future lease obligations of office space by the Company, net of estimated sublease income, along with related unamortized leasehold improvements. As of June 30, 2004, remaining future net lease obligations, including those which arose in prior years, totaled approximately $2.2 million. The cumulative amount of special charges incurred by the Company during the fiscal year ended June 30, 2004 totaled $3.2 million.

     During the fiscal year ended June 30, 2003, the Company recorded special charges totaling $9.5 million, consisting primarily of severance costs of $6.3 million related to the resignations of the Company’s former Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and General Counsel, and to a reduction of other salaried personnel, and office closure costs of $3.2 million.

     During the fiscal year ended June 30, 2002, the Company concluded long standing litigation proceedings on a case for which it had previously recorded loss reserves. In addition, during this period, loss reserves were recorded as a result of the liquidation proceedings surrounding one of the Company’s insurance carriers (“Reliance” liquidation). (See Note 13 of Notes to Consolidated Financial Statements.) The positive outcome of the litigation proceedings, partially offset by the additional exposure on the Reliance liquidation, resulted in $2.2 million of net income from claim related reserves. The Company also incurred other special charges totaling $500,000 related to a write-down of the carrying basis of an investment in a commercial real estate services internet venture. The Company’s decision to write-down its interest in the venture was due to a dilution in the Company’s ownership position, as well as uncertainty as to the venture’s ability to achieve its business plan. The Company recorded additional special charges of $3.4 million, consisting of $1.0 million of severance costs related to a reduction of salaried personnel, $2.1 million related to office closure costs and $300,000 related to costs incurred for the retirement of the Warburg Pincus $5,000,000 subordinated note and for the evaluation of an unsolicited purchase offer from a third party. As a result of these events, the Company recognized a net special charge of $1,749,000 in the fiscal year ended June 30, 2002.

     16. Business Acquisitions and Related Indebtedness

     Fiscal 2003 Acquisition

     Effective as of April 1, 2003, the Company entered into a series of agreements which altered the structure of the Company’s transaction services operations in Phoenix, Arizona, effectively transferring its existing Phoenix commercial transaction services business to a newly-formed entity whose majority owners are the real estate salespersons previously employed by the Company in its Phoenix office. As part of the overall transaction, this new entity signed an agreement pursuant to which it shall participate in the Company’s affiliate program. The fees received by the Company from this affiliate agreement will comprise the revenues earned from the new Phoenix structure, as the gross operations of the office will no longer be reflected in the Company’s future financial statements (other than revenue earned from trailing contracts the Company retained). The Company also obtained a 20% minority interest in this entity for $400,000.

     Fiscal 2002 Acquisition

     In February 2002, the Company acquired substantially all of the assets of the Wadley-Donovan Group, Inc., a professional real estate services firm located in northern New Jersey. Wadley-Donovan Group, Inc. specializes in site selection, consulting and providing economic development strategies primarily for Fortune 100 companies and state, local and regional government agencies and municipalities. Consideration given to the seller at closing equaled $2.3 million. With substantially all of the purchase price allocated to goodwill, the Company recorded the acquisition under the purchase method of accounting. All operations subsequent to the acquisition date are reflected in the Company’s financial statements. See Note 15 of Notes to Consolidated Financial Statements for additional information.

     17. Segment Information

     The Company has two reportable segments — Transaction Services and Management Services.

     The Transaction Services segment advises buyers, sellers, landlords and tenants on the sale, leasing and valuation of commercial property and includes the Company’s national accounts groups and national affiliate program operations.

     The Management Services segment provides property management and related services for owners of investment properties and facilities management services for corporate users.

     The fundamental distinction between the Transaction Services and Management Services segments lies in the nature of the revenue streams and related cost structures. Transaction Services generates revenues primarily on a commission or project fee basis. Therefore, the personnel responsible for providing these services are compensated primarily on a commission basis. The Management Services revenues are generated primarily by long term (one year or more) contractual fee arrangements. Therefore, the personnel responsible for delivering these services are compensated primarily on a salaried basis.

     The Company evaluates segment performance and allocates resources based on earnings before interest, taxes, depreciation and amortization, and other special charges (“EBITDA”) that include an allocation (primarily based on segment revenue) of certain corporate level administrative expenses (amounts in thousands). In evaluating segment performance, the Company’s management utilizes EBITDA as a measure of the segment’s ability to generate cash flow from its operations. Other items contained within the measurement of net income, such as interest and taxes, and special charges, are generated and managed at the corporate administration level rather than the segment level. In addition, net income measures also include non-cash amounts such as depreciation and amortization expense.

     Management believes that EBITDA as presented with respect to the Company’s reportable segments is an important measure of cash generated by the Company’s operating activities. EBITDA is similar to net cash flow from operations because it excludes certain non-cash items, however, it also excludes interest and income taxes. Management believes that EBITDA is relevant because it assists investors in evaluating the Company’s ability to service its debt by providing a commonly used measure of cash available to pay interest. EBITDA should not be considered as an alternative to net income (loss) or cash flows from operating activities (which are determined in accordance with GAAP), as an indicator of operating performance or a measure of liquidity. EBITDA also facilitates comparison of the Company’s results of operations with those companies having different capital structures. Other companies may define EBITDA differently, and, as a result, such measures may not be comparable to the Company’s EBITDA.

	Transaction	Management	Company
	Services	Services	Totals
		(Amounts in thousands)
Fiscal year ended June 30, 2004
Total Revenues	$249,344	$191,210	$440,554
EBITDA	20,766	2,772	23,538
Total Assets	52,672	17,792	70,464
Goodwill, net	18,376	6,387	24,763
Fiscal year ended June 30, 2003
Total Revenues	$240,916	$185,030	$425,946
EBITDA	4,893	593	5,486
Total Assets	56,191	18,242	74,433
Goodwill, net	20,571	6,387	26,958
Fiscal year ended June 30, 2002
Total Revenues	$262,077	$169,369	$431,446
EBITDA	598	(2,347)	(1,749)

     Reconciliation of Segment EBITDA to Statements of Operations (in thousands):

	Fiscal Year Ended June 30,
	2004	2003	2002
Total Segment EBITDA	$23,538	$5,486	$(1,749)
Less:
Depreciation & amortization	(6,736)	(7,802)	(10,706)
Special charges	(3,224)	(9,500)	(1,749)
Net interest expense	(2,205)	(2,524)	(2,460)

Income (loss) before income taxes	$11,373	$(14,340)	$(16,664)

     Reconciliation of Segment Assets to Balance Sheet (in thousands):

	As of June 30,
	2004	2003
Total segment assets	$70,464	$74,433
Current tax assets	251	669
Deferred tax assets	3,000	—

Total Assets	$73,715	$75,102

     Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

     Item 9A. Controls and Procedures

     Effective as of June 30, 2004, the Company carried out an evaluation, under the supervision and with the participation of management, including the Co-Chief Executive Officers and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15e under the Exchange Act). Based upon that evaluation, the Company’s Co-Chief Executive Officers and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to timely alert them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act filings. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the company in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee		$3,559.25
*Legal Fees and Expenses (including blue sky fees and expenses)
*Accounting Fees and Expenses
*Printing Expenses
*Transfer Agent Fees & Expenses
*Miscellaneous

*Total	$

*	Estimated.

Item 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The company is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (“DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the company’s request as a director, officer or employee of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director, officer, employer or agent is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the company’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Article X of the company’s Certificate of Incorporation provides that the company shall, to the fullest extent permitted by applicable law, including, without limitation, the DGCL, indemnify each director and officer, present or former, of the company whom it may indemnify pursuant to such applicable law, including certain liabilities under the Securities Act. In addition, Article X of the Certificate of Incorporation provides that a director of the company shall not be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders’ derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. Furthermore, Section 7.01 of the company’s Bylaws states that the company will, to the fullest extent permitted by the DGCL, as amended from time to time, indemnify each person who is made a party to or is involved in any proceeding by reason of acting in the capacity of director, officer, employee or certain other capacities with the company against certain liabilities, including certain liabilities under the Securities Act of 1933 (the “Securities Act”).

     The company has entered into indemnification agreements with each of its directors and executive officers, which also provide indemnification against certain liabilities, including certain liabilities under the Securities Act. The company currently maintains directors’ and officers’ liability insurance in the form of policies which provide for coverage of liabilities up to a maximum amount of $15 million per policy year (subject to certain minimum initial payments by the company in some circumstances). The policies insure directors and officers for liabilities incurred in connection with or on behalf of the company, except for losses incurred on account of certain specified liabilities.

Item 15. RECENT SALES OF UNREGISTERED SECURITIES

     In May, 2002 the company issued to Kojaian Ventures, L.L.C. (“KV”) a promissory note in the face amount of $11,237,500, the outstanding principal, accrued interest and certain costs of which were convertible, generally at the option of the holder, into shares of new Series A Preferred Stock. In September, 2002, KV converted the promissory note into 11,725 shares of Series A Preferred Stock. The sale of securities was not underwritten and was also exempt from the registrational required under Section 4(2) of the Securities Act of 1933, as amended. The net proceeds of the note were used in part to pay down the company’s revolving debt under its credit facility and in part for working capital purposes.

Item 16. EXHIBITS

3.1	Certificate of Incorporation of the Registrant, as restated November 1, 1994, incorporated herein by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 31, 1995.

3.2	Amendment to the Restated Certificate of Incorporation of the Registrant as filed with the Delaware Secretary of State on December 9, 1997, incorporated herein by reference to Exhibit 4.4 to the Registrant’s Statement on Form S-8 filed on December 19, 1997 (File No. 333-42741).

3.3	Certificate of Retirement with Respect to 130,233 Shares of Junior Convertible Preferred Stock of Grubb & Ellis Company, filed with the Delaware Secretary of State on January 22, 1997, incorporated herein by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 1997.

3.4	Certificate of Retirement with Respect to 8,894 Shares of Series A Senior Convertible Preferred Stock, 128,266 Shares of Series B Senior Convertible Preferred Stock, and 19,767 Shares of Junior Convertible Preferred Stock of Grubb & Ellis Company, filed with the Delaware Secretary State on January 22, 1997, incorporated herein by reference to Exhibit 3.4 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 1997.

3.5	Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock of the Registrant as filed with the Secretary of State of the State of Delaware on March 8, 2002 incorporated herein by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002.

3.6	Certificate of Amendment of Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock of Grubb & Ellis Company, incorporated herein by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

3.7	Bylaws of the Registrant, as amended and restated effective May 31, 2000, incorporated herein by reference to Exhibit 3.5 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2000.

3.8	Amended and Restated Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock of Grubb & Ellis Company, as filed with the Secretary of State of Delaware on September 13, 2002 incorporated herein by reference to Exhibit 3.8 to the Registrant’s Annual Report on Form 10-K filed on October 15, 2002.

4.1	Stock Purchase Agreement dated as of December 11, 1996 among the Registrant, Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian, incorporated herein by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on December 20, 1996.

4.2	Registration Rights Agreement dated as of December 11, 1996 among the Registrant, Warburg, Pincus Investors, L.P., Joe F. Hanauer, Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 20, 1996.

4.3	Purchase Agreement dated as of January 24, 1997 between the Registrant and Warburg, Pincus Investors, L.P., incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on February 4, 1997.

4.4	Stock Purchase Agreement dated as of January 24, 1997 between the Registrant and Archon Group, L.P., incorporated herein by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on February 4, 1997.

4.5	Registration Rights Agreement dated as of January 24, 1997 between the Registrant and Archon Group, L.P., incorporated herein by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on February 4, 1997.

4.6	Securities Purchase Agreement dated May 13, 2002 by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C., incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

4.7	Convertible Subordinated Promissory Note and Security Agreement in the principal amount of $11,237,500 dated May 13, 2002 and executed by Grubb & Ellis Company, incorporated herein by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

4.8	Stock Subscription Warrant No. A-1 dated July 30, 1999 issued to Aegon USA Realty Advisors, Inc., incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 10-K filed on September 28, 1999.

4.9	Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust Company of Chicago and LaSalle Bank National Association, dated as of December 31, 2000, incorporated herein by reference to Exhibit (b)(1) to the Registrant’s Amendment No. 2 to Tender Offer Statement on Schedule TO/A filed on January 10, 2001.

4.10	Note executed by the Registrant in favor of Bank of America, N.A. dated as of December 31, 2000, incorporated herein by reference to Exhibit (b)(2) to the Registrant’s Amendment No. 2 to Tender Offer Statement on Schedule TO/A filed on January 10, 2001.

4.11	Note executed by the Registrant in favor of LaSalle Bank National Association dated as of December 31, 2000, incorporated herein by reference to Exhibit (b)(3) to the Registrant’s Amendment No. 2 to Tender Offer Statement on Schedule TO/A filed on January 10, 2001.

4.12	Note executed by the Registrant in favor of American National Bank and Trust Company of Chicago dated as of December 31, 2000, incorporated herein by reference to Exhibit (b)(4) to the Registrant’s Amendment No. 2 to Tender Offer Statement on Schedule TO/A filed on January 10, 2001.

4.13	Swingline Loan Note executed by the Registrant in favor of Bank of America, N.A. in the amount of $2,000,000 dated as of December 31, 2000, incorporated herein by reference to Exhibit (b)(5) to the Registrant’s Amendment No. 2 to Tender Offer Statement on Schedule TO/A filed on January 10, 2001.

4.14	First Amendment dated August 22, 2001 to Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust Company of Chicago and LaSalle Bank National Association, dated as of December 31, 2000, incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2001.

4.15	Second Amendment dated November 29, 2001 to Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust Company of Chicago and LaSalle Bank National Association, dated as of December 31, 2000 incorporated herein by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed on February 14, 2002.

4.16	Third Amendment dated March 7, 2002 to Amended and Restated Credit Agreement dated as of December 31, 2000 by and among the Registrant, various financial institutions, and Bank of America, N.A., as Administrative Agent incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002.

4.17	Form of Subordination Agreement, executed by Warburg, Pincus Investors, L.P. in favor of Bank of America, N.A., as Agent, and the Lenders, which is an Exhibit to the Option Purchase Agreement incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002.

4.18	Option Purchase Agreement dated March 7, 2002 by and among the Registrant, Warburg, Pincus Investors, L.P. and Bank of America, N.A., as Administrative Agent incorporated herein by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002.

4.19	Fourth Amendment dated as of May 13, 2002 to the Amended and Restated Credit Agreement among the Registrant, the other financial institutions from time to time parties thereto, Bank of America, N.A., American National Bank and Trust Company of Chicago and LaSalle Bank National Association, dated as of December 31, 2000, incorporated herein by reference to Exhibit 5 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

4.20	Form of Waiver executed by Bank of America, N.A., LaSalle Bank National Association and Bank One, N.A., and the Registrant, dated December 20, 2002, incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on January 10, 2003.

4.21	Form of Waiver executed by Bank of America, N.A., LaSalle Bank National Association and Bank One, N.A., and the Registrant, dated March 26, 2003, incorporated herein by reference to Exhibit 6 to the Registrant’s Current Report on Form 8-K filed on March 27, 2003.

4.22	Form of Waiver executed by Bank of America, N.A., LaSalle Bank National Association and Bank One, N.A., and the Registrant, dated May 1, 2003, incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on May 2, 2003.

4.23	Form of Waiver executed by Bank of America, N.A., LaSalle Bank National Association and Bank One, N.A., and the Registrant, dated May 30, 2003, incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on June 13, 2003.

4.24	Form of Waiver executed by Kojaian Capital, L.L.C. and the Registrant, dated June 6, 2003, incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on June 13, 2003.

4.25	Sixth Amendment dated as of June 20, 2003 to the Amended and Restated Credit Agreement among the Registrant and Kojaian Capital, L.L.C., dated as of December 31, 2000 incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on June 23, 2003.

4.26	Copy of $5,000,000 Convertible Promissory Note and Security Agreement dated March 7, 2002 issued by the Registrant to Warburg, Pincus Investors, L.P. incorporated herein by reference to Exhibit 5 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002.

4.27	Form of $6,000,000 Convertible Promissory Note and Security Agreement of the Registrant which is an Exhibit to the Option Purchase Agreement to be payable to the order of Warburg, Pincus Investors, L.P. incorporated herein by reference to Exhibit 6 to the Registrant’s Current Report on Form 8-K filed on March 12, 2002 (Commission File No. 1-8122).

4.28	Securities Purchase Agreement dated May 13, 2002 by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C., incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

4.29	Copy of Convertible Subordinated Promissory Note and Security Agreement in the principal amount of $11,237,500 dated May 13, 2002 issued by the Registrant to Kojaian Ventures, L.L.C., incorporated herein by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K filed on May 14, 2002.

4.30	Copy of Promissory Note in the principal amount of $4,000,000 dated May 9, 2003 issued by the Registrant to Kojaian Funding, L.L.C., incorporated herein by reference to Exhibit 4.7 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.31	Copy of Guarantee and Collateral Agreement by the Registrant and certain of its Subsidiaries in favor of Kojaian Funding, L.L.C., as Lender, dated as of May 9, 2003, incorporated herein by reference to Exhibit 4.8 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.32	Copy of Security Agreement by the Registrant in favor of Kojaian Funding, L.L.C., as Lender, dated as of May 9, 2003, incorporated herein by reference to Exhibit 4.9 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.33	Copy of Subordination Agreement executed by Kojaian Funding, L.L.C. in favor of Bank of America, as Agent, and the Lenders, dated as of May 9, 2003, incorporated herein by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.34	Copy of Side Letter Agreement executed by the Registrant, dated as of May 9, 2003, incorporated herein by reference to Exhibit 4.11 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.35	Copy of Side Letter Agreement executed by the Registrant, dated as of May 9, 2003, incorporated herein by reference to Exhibit 4.12 to the Registrant’s Quarterly Report on Form 10-Q filed on May 20, 2003.

4.36	Copy of Credit Agreement, dated as of June 11, 2004, entered into by and among the Registrant, certain of its subsidiaries, the “Lenders” (as defined in the Credit Agreement), Deutsche Bank Securities, Inc., as sole book-running manager and sole lead arranger, and Deutsche Bank Trust Company Americas, as initial swing line bank, the initial issuer of letters of credit and administrative agent for the lender parties, incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed on June 21, 2004.

4.37	Security Agreement, dated as of June 11, 2004, by and among the Registrant, certain of its subsidiaries and Deutsche Bank Trust Company Americas, as administrative agent, for the “Secured Parties” (as defined in the Security Agreement), incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on June 21, 2004.

5.1	Legal Opinion of Zukerman Gore & Brandeis, LLP**

10.1	Employment Agreement entered into between Barry M. Barovick and the Registrant dated as of May 15, 2001, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2001.

10.2	Stock Purchase Agreement entered into between Barry M. Barovick and the Registrant dated as of May 15, 2001, incorporated herein by reference to Exhibit 4.8 to the Registrant’s registration statement on Form S-8 filed on June 15, 2001 (File No. 333-63136).

10.3	Loan Agreement and Retention Bonus Program entered into between Barry M. Barovick and the Registrant, and Promissory Note executed by Mr. Barovick, dated as of May 15, 2001, incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2001.

10.4	Separation Agreement entered into between Barry M. Barovick and the Registrant dated March 14, 2003, incorporated herein by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K filed on March 27, 2003.

10.5	Employment Agreement entered into between Mark R. Costello and the Registrant dated as of July 5, 2001, incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2001.

10.6	Loan Agreement and Retention Bonus Program entered into between Mark R. Costello and the Registrant, and Promissory Note executed by Mr. Costello, dated as of July 23, 2001, incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2001.

10.7	Separation Agreement entered into between Mark R. Costello and the Registrant, and General Release executed by Mr. Costello, dated as of July 12, 2002 incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K filed on October 15, 2002.

10.8	Employment Agreement entered into between Ian Y. Bress and the Registrant dated as of June 18, 2001, incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on September 28, 2001.

10.9	First Amendment to Employment Agreement entered into between Ian Y. Bress and the Registrant dated as of October 3, 2001, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2001.

10.10	Separation Agreement entered into between Ian Y. Bress and the Registrant dated February 28, 2003, incorporated herein by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed on March 27, 2003.

10.11	Employment Agreement entered into between Robert J. Walner and the Registrant dated as of December 14, 2001, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on February 14, 2002.

10.12	Separation Agreement entered into between Robert J. Walner and the Registrant dated March 10, 2003, incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 20, 2003.

10.13	Change of Status and Separation Agreement entered into between Blake Harbaugh and the Registrant dated as of July 26, 2001, incorporated herein by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2001.

10.14	Employment Agreement entered into between Brian D. Parker and the Registrant dated March 1, 2003, incorporated herein by reference to Exhibit 5 to the Registrant’s Current Report on Form 8-K filed on March 27, 2003.

10.15	First Amendment to Employment Agreement entered into between Brian D. Parker and the Registrant dated April 1, 2003, incorporated herein by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K filed on October 10, 2003.

10.16	Employment Agreement with First Amendment entered into between Richard L. Fulton and the Registrant dated September 1, 2002 and April 1, 2003, respectively, incorporated herein by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed on October 10, 2003.

10.17	Employment Agreement with First and Second Amendments entered into between Robert Osbrink and the Registrant dated December 21, 2001, August 16, 2002 and April 1, 2003, respectively, incorporated herein by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K filed on October 10, 2003.

10.18	Compensation Arrangement Letter between Maureen A. Ehrenberg and the Registrant dated May 22, 2003, incorporated herein by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K filed on October 10, 2003.

10.19	Grubb & Ellis 1990 Amended and Restated Stock Option Plan, as amended effective as of June 20, 1997, incorporated herein by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-8 filed on December 19, 1997 (Registration No. 333-42741).

10.20	1993 Stock Option Plan for Outside Directors, incorporated herein by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8 filed on November 12, 1993 (Registration No. 33-71484).

10.21	First Amendment to the 1993 Stock Option Plan for Outside Directors, effective November 19, 1998, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on February 12, 1999.

10.22	Grubb & Ellis 1998 Stock Option Plan, effective as of January 13, 1998, incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K filed on September 28, 1999.

10.23	First Amendment to the Grubb & Ellis 1998 Stock Option Plan, effective as of February 10, 2000, incorporated herein by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2000.

10.24	Grubb & Ellis Company 2000 Stock Option Plan, effective November 16, 2000, incorporated by herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on February 14, 2001.

10.25	Description of Grubb & Ellis Company Executive Officer Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K filed on September 28, 1999.

10.26	Executive Change of Control Plan, effective as of May 10, 1999 and attached form of Acknowledgement Agreement, incorporated herein by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K filed on September 28, 1999.

10.27	First Amendment to the Executive Change of Control Plan, effective as of February 10, 2000, incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2000.

10.28	Second Amendment to the Executive Change of Control Plan, effective as of June 1, 2000, and attached form of Acknowledgement Agreement, incorporated herein by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2000.

10.29	Executive Incentive Bonus and Severance Plan, effective as of June 1, 2000, incorporated herein by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K filed on September 28, 2000.

10.30	Pledge Agreement between Landauer Realty Group, Inc. and Bank of America, N.A., as Administrative Agent, dated as of December 31, 2000, incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on February 14, 2001.

10.31	Pledge Agreement between the Registrant and Bank of America, N.A., as Administrative Agent, dated as of October 15, 1999, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on November 12, 1999.

10.32	Pledge Agreement between Grubb & Ellis Management Services, Inc. and Bank of America, N.A., as Administrative Agent, dated as of October 15, 1999 incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on November 12, 1999.

10.33	Pledge Agreement between HSM Inc. and Bank of America, N.A., as Administrative Agent, dated as of October 15, 1999 incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on November 12, 1999.

10.34	Guarantee and Collateral Agreement by the Registrant and certain of its Subsidiaries in favor of Bank of America, N.A., as Administrative Agent, dated as of October 15, 1999 incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on November 12, 1999.

10.35	Collateral Trademark Security Agreement by the Registrant in favor of Bank of America, N.A., as Administrative Agent, dated as of October 15, 1999 incorporated herein by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on November 12, 1999.

10.36	Letter Agreement dated April 14, 2002 by and between the Registrant and Kojaian Ventures, L.L.C., incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed April 19, 2002.

10.37	Letter Amendment dated May 13, 2002 by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C., incorporated herein by reference to Exhibit 1 to the Registrant’s Current Report on Form 8-K filed May 14, 2002.

10.38	Transition Agreement entered into as of April 1, 2003, portions of which were omitted pursuant to a request for Confidential Treatment under Rule 24(b) of the Securities Act of 1934, as amended, incorporated herein by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on April 16, 2003.

23.1	Consent of Ernst & Young, LLP*

23.2	Consent of Zukerman Gore & Brandeis, LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included in signature page of initial filing of this registration statement)*

*	Filed herewith

**	To be filed by amendment

Item 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     PROVIDED, HOWEVER, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 28, 2004.

GRUBB & ELLIS COMPANY
By:	/S/ Brian Parker

Co-Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Brian Parker, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 28, 2004.

SIGNATURE	TITLE
CO-CHIEF EXECUTIVE OFFICER:
/S/ Maureen Ehrenberg	Co-Chief Executive Officer
CO-CHIEF EXECUTIVE OFFICER:
/S/ Robert Osbrink	Co-Chief Executive Officer
PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:
/S/ Brian Parker	Chief Financial Officer
DIRECTORS
S/ R. David Anacker	Director
/S/ Anthony G. Antone	Director
/S/ C. Michael Kojaian	Director
/S/ Robert J. McLaughlin	Director
/S/ Rodger D. Young	Director

EXHIBIT INDEX

23.1	Consent of Ernst & Young, LLP